As filed with the Securities and Exchange Commission on  November 18 , 2010
Registration No. 333-169528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

SAFE TECHNOLOGIES INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other Jurisdiction of incorporation or organization)

7370
(Primary Standard Industrial Classification Code)

22-2824492
(I.R.S. Employer Identification Number)

1200 N Federal Highway, Suite 200
Boca Raton, FL 33432
                                                       866-297-5070
(Address and telephone number of Registrant’s principal executive offices)

Richard P. Sawick, Chief Financial Officer
1200 N Federal Highway, Suite 200
Boca Raton, FL 33432
                                        866-297-5070
(Name, address and telephone number of agent for service)

copy to:

Gerald W. Gritter, Esq.
Levinson & Lichtman, LLP
120 E. Palmetto Park Road, Suite 425
Boca Raton, FL 33432
(561) 391-8899

                     Promptly following the effective date of this Registration Statement
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock offered hereby(1)	120,000,000	$.00955	$1,146,000	$81.71

(1) In accordance with Rule 457(c), the registration fee is calculated based upon the average of the high and low prices as of September 20, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SAFE TECHNOLOGIES INTERNATIONAL INC.

80,000,000 Shares of Common Stock offered by the Company
and
40,000,000 Shares of Common Stock offered by certain Selling Shareholders

We are registering the sale of 80,000,000 shares of our common stock, which will be sold to Kodiak Capital Group, LLC (“Kodiak”) pursuant to an Investment Agreement we entered into with Kodiak on August 17, 2010. Pursuant to the Investment Agreement, Kodiak has committed to purchase up to $5,000,000 of our common stock.  We will sell the stock to Kodiak from time to time pursuant to puts which we will make to Kodiak as we need capital to implement our business plan.  Kodiak’s purchase price for the shares covered by each put will be ninety-four percent (94%) of the lowest daily volume weighted average price of our common stock during the five trading days after the date of our put notice to Kodiak. However, if the purchase price, as so calculated, is lower than a floor price specified by us in our put notice, then we may withdraw that put.

We are also registering the resale of 40,000,000 shares of our common stock which were previously issued to certain shareholders in private transactions.  As a result, the proceeds from sale of those 40,000,000 shares will not be received by us.  The shares being offered by the selling shareholders will be sold by them from time to time either in the market or in one or more private transactions.  Our common stock is traded on the Over the Counter Bulletin Board under the symbol SFAZ.

Investing in our Common Stock involves risks that are described in the "Risk Factors" section beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November *, 2010

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Safe Technologies International Inc. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

Until *, 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

Prospectus Summary	5
Risk Factors	6
Use of Proceeds	10
Determination of Offering Price	10
Selling Shareholders	10
Plan of Distribution	11
Description of Securities	12
Description of Business	13
Market Price Of, and Dividends On, Our Common Stock, and Related Stockholder Matters	20
Management’s Discussion & Analysis	21
Management	28
Executive Compensation	30
Transactions with Related Persons, Promoters and Certain Control Persons	31
Security Ownership of Certain Beneficial Owners and Management	31
Legal Matters	32
Experts	32
Financial Statements	F-1

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary highlights key aspects of our business that are described more fully elsewhere in this prospectus. This summary does not contain all of the information which you should consider before making an investment decision. You should read this entire prospectus carefully, including "Risk Factors" and the consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this prospectus.  In this prospectus, “the Company,” “we,” “us,” and “our” refer to Safe Technologies International, Inc.

The Company

We are a technology solutions company.  Until late 2009, our operations consisted of providing website hosting operations through our subsidiary, Internet Associates International, Inc.

In late 2009, we began the development of new business lines within the Company related to IT solutions, including a full suite of application hosting, monitoring and remote solution services.  In early 2010, we began offering an integrated suite of unified backup and remote disaster recovery services, predictive office network health analytics and remote IT support solutions.  We are initially targeting this product to small to medium sized businesses.

We plan to introduce security, data storage and systems management solutions to help businesses secure and manage their information on a “hosted” basis. Today, generally, the facilities required (servers, routers, switches, firewalls, cabinets, software, wiring, etc.) to deliver IT services is either (a) purchased and managed by the customer (“do it yourself”) (b) outsourced, where businesses transfer full responsibility for their IT operations or (c) “hosted”, whereby customers are provided with a full suite of customized services to deliver a simpler, more cost competitive solution to meet their unique IT needs.

We believe that our value-centric services will provide customers with mission critical support while also adding significant value to their business. Current new sales activity is a result of leads generated from the Company’s website, which we continue to develop and invest resources into.

Our strategy is to provide hosted software and services to secure and manage the connected world of our customers against risks in a complete and cost-efficient manner. We believe that the security, storage and systems management markets are converging as businesses increasingly seek one solution to manage their most valuable asset – their information.  We help businesses ensure that their information and infrastructures are protected, managed easily, and controlled automatically.  See “DESCRIPTION OF BUSINESS.”

As a result of the above described initiatives, we have emerged as a technology solutions company that specializes in providing managed IT services including mission-critical data hosting, disaster recovery and Total Office solutions which are provided on an outsourced, rapidly-deployed fixed cost basis to small and medium sized businesses. Our Strategic Data Support (“SDS”) brand provides easily-deployed custom solutions that create significant cost efficiencies, dependable network functionality and complete redundancy through our disaster recovery facilities.  Our focus is on reliable, scalable and affordable services in order to provide a clear value to our customers.  We strive to earn client trust by providing superior service, support and uncompromised standards in order to differentiate ourselves from our competitors.  Our goal is to help organizations define and execute technology solutions to deliver a simpler, more cost effective solution to meet their unique IT needs.  We possess a broad range of skills that equip us to deliver the right solution.

There are a multitude of competitors providing various fragmented and isolated solutions for the IT issues our products address.  Accordingly, our success depends on our ability to provide integrated, seamless and easily-deployed solutions at a lower cost. We believe we have such solutions.  See “DESCRIPTION OF BUSINESS - Competition.”

We are a Delaware corporation, and our headquarters are located at 1200 N. Federal Highway, Suite 200, Boca Raton, FL 33432.  Our telephone number is 866-297-5070.

The Offering

Shares to be Issued by the Company.  The 80,000,000 shares of our common stock to be sold by the Company will be sold to Kodiak Capital Group, LLC (“Kodiak”) pursuant to an Investment Agreement we have entered into with Kodiak (the “Equity Facility”). We will sell the shares to Kodiak from time to time over the 36-month term of the Equity Facility pursuant to puts which we will make to Kodiak as we need capital to implement our business plan.  Kodiak’s purchase price for the shares covered by each put will be ninety-four percent (94%) of the lowest daily volume weighted average price of our common stock during the five trading days after the date of our put notice to Kodiak.

The amount we may put to Kodiak at any one time is limited to the lesser of 200% of our average daily trading volume in dollars, $250,000, or an amount that will not cause Kodiak’s ownership of our stock to exceed 4.99%.  Because of the 4.99% ownership limitation, we will not be able to make further puts under the Equity Facility if Kodiak already owns approximately 16,600,000 shares of our stock.  Based on the $.0341 closing price of our stock on November 15, 2010, the approximately 16,600,000 shares would provide only approximately $532,000 of net proceeds to us.  As a result, Kodiak will need to sell the stock acquired from us in order for us to be able to access the bulk of the funds available under the Equity Facility.

We expect to sell to Kodiak the entire $5,000,000 of stock committed to by Kodiak, but the sales are expected to take place over the three - year term of the Equity Facility.  The actual number of shares that will be issued to Kodiak under the Equity Facility will depend upon the average market price of our stock at the time of our puts to Kodiak.  If the average market price of our stock for all puts made under the Equity Facility is not at least $.0665, we would need to issue more than 80,000,000 shares to receive the entire $5,000,000 available under the Equity Facility.  Based on the closing price of the Company’s common stock as of November 15, 2010, the total number of shares issuable under the Equity Facility would be approximately 156,000,000 shares which, if issued, would represent approximately 33% of the total shares of common stock outstanding after the issuance.  If the purchase price for any put, as calculated under the Equity Facility , is lower than a floor price specified by us in our put notice, then we may withdraw that put.  This allows us some measure of control over the price at which our stock is sold to Kodiak and, therefore, the number of shares issued.

In order to issue more than the 80,000,000 shares offered by this prospectus, we will need to amend our Articles of Incorporation to authorize the issuance of more shares.  Our two largest shareholders currently hold sufficient shares to approve such an amendment without the consent of our other shareholders.   See “PLAN OF DISTRIBUTION” and “RISK FACTORS.”

Shares to be Sold by the Selling Shareholders.  The up to 40,000,000 shares of common stock to be sold by the selling shareholders will be sold by them from time to time either in the market or in one or more private transactions.  See “SELLING SHAREHOLDERS.”

RISK FACTORS

The risk factors discussed below could cause our actual results to differ materially from those expressed in any forward-looking statements. See "DESCRIPTION OF BUSINESS - Forward-Looking Statements." Although we have attempted to list comprehensively these important factors, we caution you that other factors may in the future prove to be important in affecting our results of operations. New factors emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The risks described below set forth what we believe to be the most material risks associated with the purchase of our common stock. Before you invest in our common stock, you should carefully consider these risk factors, as well as the other information contained in this prospectus.

We may encounter unforeseen obstacles as we seek to implement our full Business Plan.  Our current business plan has been formulated and implemented only within the past approximately one year.  As a result, we do not have an established track record of success.  We may encounter unforeseen obstacles as we seek to implement our full business plan.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and may cause our operating results to fall below expectations.  Our results of operations for any period may not be comparable to the results of operations for any other period and should not be relied upon as indications of future performance.  During the  nine months ended  September 30, 2010, we incurred a net loss of $ 373,6 51 .  During the years ended December 31, 2009 and 2008, we incurred net losses of $389,041 and $292,027, respectively, and we incurred negative cash flows from operating activities of $184,788 and $78,321, respectively.  We will need to generate significant revenue in order to achieve profitability and we may never become profitable. We may also have fluctuations in revenues, expenses and losses due to a number of factors, many of which are beyond our control. Accordingly our results of operations for any period may not be comparable to the results of operations for any other period and should not be relied upon as indications of future performance.

Any acquisition, joint venture or strategic alliance in which we may invest may not produce the revenue, earnings, or business synergies that we anticipate. If appropriate opportunities present themselves, we may make acquisitions or enter into joint ventures or strategic alliances with other companies. There are inherent risks in any of these transactions, including the difficulty of integrating and assimilating the products, operations and personnel of combined companies; disruption of ongoing business; establishing and maintaining appropriate controls, procedures, and policies; and assumption of liabilities.  Because of these potential risks, an acquisition, joint venture or strategic alliance in which we may invest may not produce the revenue, earnings, or business synergies that we anticipated.

The continued deterioration of the economy and credit markets may adversely affect our future results of operations.  Our operations and performance depend to some degree on general economic conditions and their impact on our customers’ finances and purchase decisions.  As a result of recent economic events, potential customers may elect to defer purchases of technology products and services, such as the products we supply.  Additionally, the credit markets and the financial services industry have been experiencing a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States government. While the ultimate outcome of these events cannot be predicted, it may have a material adverse effect on our customers’ ability to fund their operations thus adversely impacting their ability to purchase our products or to pay for our products on a timely basis, if at all.  These and other economic factors could have a material adverse effect on demand for our products, the collection of payments for our products and on our financial condition and operating results.

We must be able to adapt to rapidly changing technology trends and evolving industry standards or we risk our products becoming obsolete.  The information technology services market in which we compete is characterized by intensive development efforts and rapidly advancing technology.  Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competing innovations. Our success depends on our ability to implement managed, network and cloud services that anticipate and respond to rapid and continuing changes in technology, industry developments, and client needs.  We may not be successful in identifying, developing and marketing new products or enhancing our existing products. We believe that a number of large companies, with significantly greater financial, manufacturing, marketing, distribution and technical resources and experience than ours, are focusing on the development of similar technology products.

We may not have the financial resources, technical expertise, sales, and marketing abilities or support capabilities to compete successfully. The markets for our hosting, network and professional services are highly competitive, and we may not be able to compete effectively.  We expect that competition will intensify in the future, and we may not have the financial resources, technical expertise, sales, and marketing abilities or support capabilities to compete successfully in these markets. Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and greater market presence, lower costs of capital, and greater engineering and marketing capabilities and financial, technological, and personnel resources than we do.

Failure of key third-party providers to supply products and services would impede the growth of our business, harm our reputation and cause our financial results to suffer. We depend on a number of third-party providers to supply products and services. For example, we lease or otherwise procure equipment from equipment providers, bandwidth capacity from telecommunications network providers in the quantities and quality we require, power services from local utilities, and equipment maintenance through third parties. While we have entered into various agreements for the provision of these products and services, any inability to obtain such products and services in a timely manner, in the quantities we require and of appropriate quality, would impede the growth of our business, harm our reputation and cause our financial results to suffer.  Any of our providers could suffer financial failure and, as a result, become incapable of supplying the products and services for which we have contracted. If our providers fail to provide to us the required products and services, we could incur losses.

Power outages and limited availability of internet resources may adversely affect our customers, operations and results. In today’s world of technology, connectivity among the various technologies used to create and implement a technology environment is critical.  While a significant portion of the services we provide to our customers is protection of their technology and data in the event of lost connectivity, we face similar issues in connection with our ability to provide constant protection.  While we address this issue with redundant sources, there will always be a risk that one or more components of our services could experience a period of non-connectivity.

Failures in our products or services, including our network, hosting and colocation services, the occurrence of a natural disaster, or human error, could disrupt our ability to provide services, increase our capital costs, result in a loss of customers, or otherwise negatively affect our business. Our ability to implement our business plan successfully depends upon our ability to provide high quality, reliable services. Interruptions in our ability to provide such services or failures in our products or services, through the occurrence of a natural disaster, human error, component or system failure, extreme temperature, or other unanticipated problem, could adversely affect our customers’ businesses and our business and reputation. Our network could be subject to unauthorized access, computer viruses, and other disruptive problems caused by customers, employees, or others. Unauthorized access, computer viruses, or other disruptive problems could lead to interruptions, delays, or cessation of service to our customers. Resolving network failures or alleviating security problems may also require interruptions, delays, or cessation of service to our customers and may result in significant liability, penalties, a loss of customers, and damage to our reputation.

Litigation maybe necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others which could result in substantial costs and diversion of management and other resources with no assurance of success and could seriously harm our business and operating results. We seek to protect our proprietary rights to our products and services through a combination of trademarks and copyrights.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and services, or obtain and use information that we consider proprietary.  Litigation maybe necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others.  Any litigation could result in substantial costs and diversion of management and other resources with no assurance of success and could seriously harm our business and operating results.

We may not be able to locate suitable replacements should we lose the services of one or more of our key personnel. We are dependent on the talent and resources of a limited number of key personnel. These persons have extensive experience in the technology solutions business and their services are critical to our success.  The market for personnel with the depth of experience we require is very competitive, and there can be no guarantee that we would be able to locate suitable replacements should we lose the services of one or more of our key personnel.

Regulations may affect the ability of would-be purchasers of our common stock to buy or sell in the market. The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks."  A "penny stock" is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  Among other things, the rules impose special sales practice requirements upon broker-dealers that sell certain low priced stocks to persons other than established customers or accredited investors. For example, broker-dealers selling penny stocks must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in penny stocks. Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer’s account by obtaining information concerning the customer’s financial situation, investment experience and investment objectives.  The broker-dealer must also make a determination whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in penny stocks. Accordingly, the SEC’s rules may limit the number of potential purchasers of shares of our common stock.  Moreover, various state securities laws impose restrictions on transferring “penny stocks,” and, as a result, investors in our securities may have their ability to sell their securities impaired.

Kodiak will pay less than the then-prevailing market price for our common stock under the Equity Facility.  The common stock to be issued to Kodiak pursuant to the Equity Facility will be purchased at a 6% discount to the lowest volume weighted average price of our common stock during the five trading days following our delivery of a put notice to Kodiak.  Subject to fluctuations in the market price of our stock, Kodiak will realize an immediate gain upon sale of the stock it purchases from us. When Kodiak sells the shares, the price of our common stock could decrease.

Existing shareholders could experience a substantial dilution upon the issuance of common stock pursuant to the Equity Facility.  Based on the closing price of our common stock on November 15 , 2010, the number of shares that would be sold to Kodiak under the Equity Facility would be approximately 156,000,000 shares.  That number of shares would represent approximately 33 % of our total outstanding stock after the issuance, so that a holder of a 1% share of the Company would hold a .67 % share of the Company after full utilization of the funds available under the Equity Facility .  If our stock price decreases, including any decreases in price attributable to sales by Kodiak of shares purchased from us under the Equity Facility, we may issue more than the 80,000,000 shares of common stock being registered at this time in order to realize the entire $5,000,000 available under the Equity Facility.  Any additional issuances of common stock will further dilute the percentage ownership interest of existing shareholders.

Our two largest shareholders hold significant control over our common stock and they may be able to control our Company indefinitely.  Our two largest shareholders currently have beneficial ownership of approximately 72% of our outstanding common stock.  These significant stockholders therefore have considerable influence over the outcome of all matters submitted to our stockholders for approval, including the election of directors, the approval of significant corporate transactions, and the authorization for issuance of additional shares, which would be necessary to access all of the funds available under the Equity Facility if the market price of our stock does not increase from its current level.

We may not be able to access sufficient funds under the Equity Facility when needed.  Our ability to put shares to Kodiak and obtain funds under the Equity Facility is limited by the terms and conditions in the Equity Facility , including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Kodiak at any one time, which is determined in part by the trading volume of our common stock, and a limitation on Kodiak’s obligation to purchase if such purchase would result in Kodiak beneficially owning more than 4.99% of our common stock. Therefore, our ability to access the bulk of the funds available under the Equity Facility depends in part on Kodiak’s sale of stock purchased from us in prior puts.   Accordingly, the Equity Facility may not be available at any given time to satisfy our funding needs.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the price you paid for it.  Although our common stock currently trades on the Over-the-Counter Bulletin Board, an active and liquid trading market for our common stock has not yet and may not ever develop or be sustained.  You may not be able to sell your shares quickly or at or above the price you paid for our stock if trading in our stock is not active.

We do not expect to pay dividends in the foreseeable future.  We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. We currently plan to use all funds generated by operations for reinvestment in our operating activities.  Investors should not count on dividends in evaluating an investment in our common stock.

USE OF PROCEEDS

The proceeds from the 80,000,000 shares of common stock being offered by the Company will be used primarily to fund the expansion of our managed IT services to small and medium sized businesses within the United States.  Some of the proceeds may be used to acquire existing companies with existing revenues, technologies and assets in order to accelerate our growth.  There are no specific acquisition candidates targeted at this time.

DETERMINATION OF OFFERING PRICE

The 80,000,000 shares of our common stock offered by the Company will be sold to Kodiak pursuant to the Equity Facility.  We will sell the stock to Kodiak from time to time pursuant to puts which we will make to Kodiak as we need capital to implement our business plan.  Kodiak’s purchase price for the shares covered by each put will be ninety-four percent (94%) of the lowest daily volume weighted average price of our common stock during the five trading days after the date of our put notice to Kodiak. Kodiak’s discount from the market price was arrived at through negotiations between Kodiak and the Company and represents a premium for the stand-by nature of Kodiak’s purchase commitment and the amount of investment agreed to by Kodiak.

SELLING SHAREHOLDERS

In addition to the 80,000,000 shares of common stock being offered by the Company, we are registering for resale 40,000,000 shares of our common stock which were acquired from us by the persons listed below in private transactions. The following table provides, as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the selling shareholders.

Name of Selling Shareholder	Shares Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Shareholders Accounts	Total Shares to be Owned Upon Completion of This Offering	Percentage of Shares Owned Upon Completion of This Offering
Grandview Advisors Holding Corp. (1)	10,000,000	10,000,000	––	––
Sepod II, Inc. (2)	10,000,000	10,000,000	––	––
Gerald Gritter (3)	1,781,300	1,700,000	81,300	Less than 1%
Franklin Frank (4)	118,450,738	9,150,000	109,300,738	34.6%
William P. Stueber II (5)	108,754,716	9,150,000	99,604,716	31.5%

(1)    Grandview Advisors Holding Corp. was issued 10,000,000 shares of our common stock in September 2010 as partial compensation under a Consulting Agreement with the Company pursuant to which Grandview Advisors provides to the Company financial advisory, strategic business planning, and investor and public relations services.  The 10,000,000 shares are being registered for resale hereunder and, if all such shares are sold, Grandview Advisors will own no more stock of the Company. Glen Merendino, President of Grandview Advisors, has voting and dispositive power over the shares.

(2)    Sepod II, Inc. was issued 10,000,000 shares of our common stock in September 2010 as partial compensation under a Consulting Agreement with the Company pursuant to which Sepod provides to the Company financial advisory, strategic business planning, and investor and public relations services.  The 10,000,000 shares are being registered for resale hereunder and, if all such shares are sold, Sepod will own no more stock of the Company. Jose Tan, President of Sepod II, has voting and dispositive power over the shares.

(3)    Gerald W. Gritter is our corporate attorney and, from October 13, 2009 to September 1, 2010, has been issued a total of 1,700,000 shares of our common stock as partial compensation for his services.  Mr. Gritter currently owns a total of 1,781,300 shares of our common stock.  The 1,700,000 shares issued for his services are being registered for resale hereunder, and, if all such shares are sold, Mr. Gritter will continue to own 81,300 shares, representing less than 1% of our outstanding stock.

(4)    Franklin Frank is currently the beneficial owner of 118,450,738 shares of our common stock, representing approximately 37.5% of our outstanding stock.  Of that amount, 21,959,554 shares were acquired by Mr. Frank in February 1998 pursuant to a Merger Agreement between the Company with Intelligence Network International, Inc.  9,150,000 of the shares acquired by Mr. Frank in 1998 are being registered for resale hereunder.  If all of the shares registered are sold, Mr. Frank will continue to beneficially own 109,300,738 shares of our common stock, representing approximately 34.6% of our outstanding stock.

(5)    William P. Stueber II is currently the beneficial owner of 108,754,716 shares of our common stock, representing approximately 34.4% of our outstanding stock.  Of that amount, 22,500,000 shares were acquired by gift from Franklin Frank on June 1, 2009. 9,150,000 of the shares acquired by gift are being registered for resale hereunder.  If all of the shares registered are sold, Mr. Stueber will continue to beneficially own 99,604,716 shares of our common stock, representing approximately 31.5% of our outstanding stock.

PLAN OF DISTRIBUTION

On August 17, 2010, we entered into an Investment Agreement with Kodiak Capital Group, LLC (“Kodiak”).  Pursuant to the Investment Agreement, Kodiak has committed to purchase up to $5,000,000 of our common stock within a period not to exceed 36 months (the “Equity Facility”).  We will sell the stock to Kodiak from time to time pursuant to puts which we will make to Kodiak as we need capital to implement our business plan.  The total number of shares that will be purchased by Kodiak under the Equity Facility will be determined by the purchase price for the common stock applicable to each put.  Under the terms of the Equity Facility, Kodiak’s purchase price for each put is set at ninety-four percent (94%) of the lowest daily volume weighted average price of our common stock during the five trading days after the date of the put notice. However, if Kodiak’s purchase price, as so calculated, is lower than a floor price specified by us in the put notice, we may withdraw the put.

Kodiak has informed us that, since its inception in October 2009, they have entered into agreements with 30 companies throughout North America to provide financing through equity lines of credit such as the Equity Facility.  The total amount of Kodiak’s commitments under these agreements is approximately $400 million, of which approximately $2 million has been funded to date.

We intend to draw on the Equity Facility from time to time, as and when we determine appropriate, in order to provide the working capital needed to implement our business plan. The maximum dollar amount that we may draw at any one time is the lesser of (i) 200% of the average daily trading volume of our common stock (U.S. market only) for the three trading days prior to the date we deliver a put notice, multiplied by the average of the closing prices for our common stock during such trading days, or (ii) $250,000. We may make successive puts to Kodiak once any prior put has been closed or withdrawn.

We will not be entitled to put shares to Kodiak unless (a) there is an effective registration statement under the Securities Act to cover the sale of the shares to Kodiak, (b) our common stock continues to be quoted on the OTC Bulletin Board, or becomes listed on a national securities exchange, and (c) the issuance of shares to Kodiak would not cause Kodiak’s ownership of our stock to exceed 4.99% of our outstanding stock.   As indicated by the 4.99% ownership limitation, it is expected that Kodiak will sell in the market the shares acquired from us pursuant to puts under the Equity Facility.

The actual number of shares we sell to Kodiak under the Equity Facility may be more or less than the 80,000,000 shares being registered at this time, depending upon the pricing of the shares for each put.  If the actual number of shares will exceed 80,000,000, we will file one or more amendments to the current registration statement, or one or more new registration statements, to register additional shares to be sold to Kodiak under the Equity Facility. In no event are we obligated to register for sale more than $5,000,000 in value of shares of our common stock.

At closing of the first put we make under the Equity Facility , we will pay to Kodiak a $10,000 document preparation fee for preparation of the agreements.  The fee may be paid in cash or, at our option, in our common stock at a valuation equal to the per share purchase price for the first put.

We are obligated to deliver shares purchased pursuant to a put within three trading days after we and Kodiak have agreed on the share price calculation.  If we do not deliver the shares timely, Kodiak will be entitled to late payments equal to $100 per $10,000 value of the put for each day the Company’s issuance of the shares is late.  The late fee will increase to $200 per $10,000 value for each date late in excess of 10 days.  If we fail to timely deliver shares pursuant to a put and Kodiak purchases an equivalent number of shares on the open market, we will be obligated to pay Kodiak the excess, if any, of the price paid by Kodiak to acquire shares on the open market, less commissions, over the net proceeds received from the sale of the shares delivered pursuant to the put.  Kodiak may terminate the Equity Facility if we do not issue the put shares within five trading days of when the issuance is due.

Kodiak may not assign its obligations under the Equity Facility without our consent.  The Equity Facility prohibits Kodiak and its officers and directors from short selling our stock during or after the term of the Agreement.  Kodiak is otherwise entitled to trade in our stock.  Kodiak is considered an underwriter for this offering.

We expect that the common stock being offered by the selling shareholders will be sold in the over-the-counter market, although some of the shares may be sold in private transactions.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.00001 per share.

Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote.  The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive rights to purchase shares in any future issuance of our common stock.

Because the holders of shares of our common stock do not have cumulative voting rights, the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose.  In such event, the holders of the remaining shares will not be able to elect any of the directors.

The holders of shares of common stock are entitled to dividends, out of funds legally available, when and as declared by the board of directors.  The board of directors has never declared a dividend and does not anticipate declaring a dividend in the future.

In the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, the net assets of the company available to shareholders after payment of all creditors.

DESCRIPTION OF BUSINESS

Forward-Looking Statements

This prospectus contains certain statements of a forward-looking nature relating to future events or our future performance. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "believes," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements of our plans, strategies and prospects under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," and other statements contained elsewhere in this prospectus.

These forward-looking statements are only predictions and are subject to risks and uncertainties that could cause actual events or results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update these forward-looking statements publicly for any reason. Actual results could differ materially from those anticipated in these forward-looking statements.

Overview

Safe Technologies International, Inc. was formed in 1987 as a Delaware corporation under the name Safe Aid Products Incorporated. We changed our name to Safe Technologies International, Inc. in 1998 in connection with a change in control.  From 1998 until late 2009, our operations consisted primarily of providing website hosting operations through our subsidiary, Internet Associates International, Inc.

Beginning in June 2009 the Company was restructured in order to facilitate the development of new business activities, and to provide for the development of proprietary IT solutions intended to be offered to small and mid-sized businesses on an outsource basis.  The restructuring included the replacement of our Board of Directors, hiring of a new management team, a 10-to-1 reverse stock split, and amending our Certificate of Incorporation to decrease our total number of authorized shares from 999,999,000 shares to 400,000,000 shares, all of which are common stock.  In addition, we have converted to equity approximately $2,438,000 of debt owed to our largest shareholder, and as a result have significantly reduced our working capital deficit.

In late 2009, we began the development of new business lines within the Company related to IT solutions, including a full suite of application hosting, monitoring and remote solution services.  In early 2010, we began offering an integrated suite of unified backup and remote disaster recovery services, predictive office network health analytics and remote IT support solutions.  We have initially targeted these products to small to medium sized businesses.

Current Business Operations

Safe Technologies International Inc. is a technology solutions company that specializes in providing managed technology solutions including online backup and disaster recovery for mission-critical data, remote technical support and office solutions that are provided on an outsourced, rapidly-deployed, fixed-cost basis to small and medium sized businesses. Our Strategic Data Support (“SDS”) brand provides customizable solutions that create significant cost efficiencies, dependable network functionality and complete redundancy through our disaster recovery facilities. We use state of the art, web-based and proprietary technology to be a low cost acquirer and provider of products and services to our small and medium sized business customers. The Company is driven to earn client trust by providing superior service embodied in a total commitment to relentless support and uncompromising standards, to differentiate us from our competitors and enable us to gain market share in today’s constrained spending environment. Our goal is to help organizations define and execute technology solutions to deliver a simpler, more cost effective solution to meet their unique IT needs. We possess a broad range of skills that equip us to deliver not just any solution, but the right solution.

We believe that the security, cloud-based storage and systems management markets are converging as businesses increasingly seek one solution to manage their most valuable asset – their information. We help businesses ensure that their information and infrastructures are protected, managed easily, and controlled automatically.

Our technology solutions consist primarily of (a) workstation and server remote support, (b) backup and disaster recovery services, (c) office monitoring service plans (d) local and remote general technical services and, (e) website and email hosting services. Our services are designed to offer a flexible and comprehensive IT solution that meets the specific IT infrastructure and business needs of our customers.  Our suite of products can be purchased individually, in various combinations, or as part of a total or partial outsourcing arrangement.  By partnering with us, our customers may drive down the costs of acquiring and managing IT infrastructure and achieve increased operating efficiency through the use of virtualized technology, and focus their resources on their core business while we focus on the delivery and performance of their IT infrastructure services.

As noted above, we have become a technology solutions provider to small and midsized businesses. Internally generated cash flows continue to be insufficient to support business operations or capital expenditures. Our ability to generate cash depends on our financial performance, general economic conditions, technology trends and developments, and other factors. Until we generate significant new revenues, we will continue to operate at a loss and be dependent on stockholder loans to fund all operating shortfalls. On August 17, 2010, we entered into the Equity Facility with Kodiak.  We expect that the proceeds available to us from the Equity Facility will replace our dependence on shareholder loans until we can become cash flow positive.

Current new sales activity is a result of leads generated from the Company’s website, which we continue to develop and invest resources into, and from the efforts of our recently employed National Sales manager and, certain commission based sales agents.

Products and Services

Our current products and services consist of the following:

Data Storage.  We provide data storage facilities that are scalable to the needs of the customer.  This allows us to provide a cost effective storage facility, while retaining for the customer the ability to increase storage as needed.

Total Email.  We provide managed Email and Web Hosting Services including standard POP3/IMAP mailbox, exchange mailbox, archiving, Blackberry Enterprise Server, Activesync, and Good Mobile Messaging connection licenses.

OfficeBio Monitoring.  We provide customers with monthly subscription services which are scalable to any number of networked devices or servers and which include proactive 24x7 office monitoring and predictive IT health analytics.

Total Support.  We provide monthly subscriptions for unlimited remote technical support for customer servers and workstations, including support for operating system configuration, Microsoft Office issues, printer and scanner configuration, updates and patches, operating security, firewall and switch configuration and troubleshooting and resolution of any related issues.

Data Safeharbor.  We provide monthly subscription service for off-site data backup which is scalable from regular routine daily backup to comprehensive exact point in time backups for any configuration of workstations, small business servers, volumes of data, or entire images of customer systems.

Professional Services.  We provide skilled personnel who assist our customers in getting maximum value from our service offerings. We offer assistance and consultation with regard to security for network and hosting environments, virtualization, web-based applications, business recovery, software as a service, program management, infrastructure and migration. We assist our customers with ongoing operational support, as well as assessing, developing, implementing and managing solutions on an hourly rate basis.

Hardware.  As a full service technology solutions provider, we provide any special order hardware and equipment which may be required to support a customer’s business infrastructure.

Product Development

We continue to develop and invest considerable resources into our website, which is being developed to include complete e-commerce abilities.  This will allow us to offer and facilitate the fulfillment of our products and services through the website. For the  nine months ended September 30 , 2010 we have expensed approximately $ 14,537 in web and product related development costs. Included in these costs are numerous software as a service (SaaS) subscriptions, market research fees, program and project scoping fees, CRM software costs, and web design fees. Based on current economic conditions and demand for our services, we will continue to focus and invest in initiatives that we believe will continue to improve and grow our business, including:

    -     Increasing the quality of our infrastructure and reliability of our services through additional investments in systems

    -     Improving efficiencies in our service and support, and our general and administrative areas, through process and productivity improvements

    -     Expanding our data center space to support growth in our hosting products and services

    -     Investing in cloud platforms and services

    -     Increasing client satisfaction through our delivery of differentiated services as reflected in responses to our customer satisfaction surveys

    -     Exploring options for acquisitions and divestitures that facilitate the achievement of our strategic business objectives

Industry Trends

The IT strategy for many businesses has been increasingly focused on data center IT outsourcing in an effort to reduce costs, improve responsiveness to a changing business environment, and focus internal resources on projects that deliver competitive advantages. While IT capabilities were often viewed as competitive advantages in the past, many businesses now recognize that a large part of their IT infrastructure is important, yet it no longer provides a strategic or financial advantage. As the core functions of IT, such as data storage, processing, and transport, have become commonplace throughout all industries, these functions have become routine and increasingly thought of as simply costs of doing business. Many businesses are also recognizing the high cost and inefficiency of managing IT infrastructure themselves, including the difficulties of upgrading technology, training and retaining skilled personnel with domain expertise, and matching IT costs with actual benefits. Given these trends in IT strategy, budget constraints, and inefficient use of resources, businesses often look to outsource significant parts of their IT functions to trusted partners so they can focus on the areas that still provide competitive advantages, such as customer or industry-specific applications.

Most businesses today will consider outsourcing when reviewing their IT strategies; however, traditional outsourcing approaches do not often provide meaningful strategic, operational, or financial benefits as many outsourcers simply operate a customer’s infrastructure without fundamentally changing or updating the underlying technology or the way the infrastructure is managed.  As a result, businesses can lose control of differentiating IT applications. For example, an outsourcer may manage a customer’s current IT systems more efficiently than could the customer itself, but if the customer’s IT systems are not updated regularly, the customer will not achieve the benefits of an operating infrastructure utilizing the latest technology hardware, software, and IT research and development.

Our solution is to provide a range of infrastructure services that enable customers to improve the quality and lower the cost of their IT operations and increase the availability and flexibility of their IT systems. In addition, our solution may allow our customers to have visibility and control of their application performance while shifting our customers from a corporate model based on large capital investments for buying, maintaining, and depreciating IT assets to a pay-as-you-go service model that allows customers to scale their IT infrastructure up or down as their business requirements change. Our approach enables us to be a flexible and scalable partner to our customers that can provide tailored, end-to-end IT infrastructure solutions on demand.

Our Strategy

We focus exclusively on providing IT services primarily to small and medium sized businesses. To date, we have focused our efforts on the healthcare, legal, financial services, manufacturing and business and consumer services industries.  Because of our infrastructure, management systems, and business model, we have the capability to deliver fully managed and integrated IT solutions to enterprises with offices around the nation. Our key growth strategies include the following:

Target the right customers.  We specifically target customers that we believe will receive the most economic value from using our services. Many small and mid-sized businesses have traditionally outsourced single IT service offerings, such as network services or hosting services, and have continued to own and manage portions of their IT infrastructure themselves. We believe that these businesses can lower the overall cost of their IT operations while improving the quality of their IT systems by purchasing our managed services and outsourcing the majority of their IT services rather than a single IT service. We believe that pursuing these customers will allow us to increase revenues and profitability as these customers purchase our higher margin services while at the same time reducing their overall IT costs.

Offer targeted business solutions to solve specific customers’ needs. We develop, market, and deliver solutions designed to satisfy the needs of specific customer segments. These end-to-end solutions are comprised primarily of our technical capabilities, our consulting services, and often third party services.  Our customer focused solutions allow us to offer more compelling value propositions to targeted customer segments.

Deliver compelling and comprehensive technical capabilities. Our broad, integrated, comprehensive offering of IT services allows us to act as a full service provider to our customers. Unlike most of our competitors who have limited or single service offerings, we offer a full range of solutions, including hosting, cloud, computing, storage, applications, network, and security services. Our full service orientation creates incremental revenue growth as customers seek to minimize the number of outside vendors and demand “one-stop” service providers. Additionally, we can meet customers’ increasing IT demands through scalable solutions.

Sales Concentration

A significant amount of our revenues are currently generated from a small group of customers.  The loss of any of these customers would have a material adverse effect on our financial statements. However, we feel that any dependence on a single or few customers will not adversely affect our business strategy because although we have introduced our current products and services, the marketing of our products and services, through on-line and direct methods, have only recently commenced through the efforts of our National Sales Manager, employed in late June 2010. As a result, we continue to build our customer base, and are targeting a wide base of potential new customers. As we broaden our customer base, any sales concentration with any one established customer will be diminished in proportion to the number of new customers and resulting sales.

Intellectual Property

We are currently pursuing registered trademarks for our business brand name and several product and service names and marketing slogans. We have also registered various Internet domain names in connection with the SDS and Safe Technologies International, Inc. public website.

Although we consider our intellectual property rights to be valuable, we do not believe that the rejection or expiration of any single trademark would materially affect our consolidated results of operations.

Competition

Prospective customers for our infrastructure solutions often weigh the advantages of outsourcing to a service provider against their ability to manage IT infrastructure internally. In those instances, the in-house solution is a source of competition. Our external competitors range from very large telecommunications companies, hardware manufacturers, and system integrators that support the in-house IT operations for a business or offer outsourcing solutions, to smaller point solutions companies that sell individual IT services or solutions to selected industries.

The markets for our hosting, network and professional services are highly competitive and we have many competitors seeking to provide various solutions to the technology problems our products and services address, including a multitude of competitors providing various fragmented and isolated solutions.  Many of these competitors have been in business longer than us and have more capital resources available. However, our services model enables our customers to choose from a number of different strategies designed to reduce their IT costs. We believe that we can show customers that we can decrease their costs by moving towards our managed hosting, managed network, co-location and monitoring solutions for their IT needs.  In general, the competitive environment favors the provider that has the best ability to provide integrated, seamless and easily-deployed solutions at a lower cost. We anticipate that most of our customers will purchase more than one of our services. Accordingly, we believe the intersection of these services allows us to produce a much higher return on invested capital than fragmented or isolated solutions, particularly by leveraging technologies for shared platform resources.

Regulatory Matters

Most of our existing services are not currently regulated by the Federal Communications Commission (“FCC”) or by any other federal, state or municipal agency, other than regulations that apply to businesses generally.  As implemented by rules, policies, and precedents issued by the FCC, the Telecommunications Act of 1996 regulates the provision of ‘telecommunications services’ and generally exempts ‘information services’ and ‘non-common carrier services’ from its regulation. We believe that many of the products and services we offer, whether on a facilities or resale basis, qualify as information services or non-common carrier services and are therefore not subject to federal regulation. However, in light of ongoing FCC proceedings and developing FCC case law, it is possible that some or all of the information services that we provide should or will become subject to certain regulatory requirements In the future.

Employees

As of September 1, 2010 we employ a total of four employees, three of whom are full-time.  We consider our labor relations to be good.  None of our employees are covered by a collective bargaining agreement.  At the present time, the employment of all employees is “at-will”.

Reports to Stockholders

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, we file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, special reports on form 8-K, and certain other information with the Securities and Exchange Commission.

We do not generally furnish our shareholders with annual reports.  You may request a copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission, which includes audited financial statements, at no cost, by writing to Safe Technologies International Inc. at 1200 N. Federal Highway, Suite 200, Boca Raton, FL 33432, Attention: Corporate Secretary. Telephone requests may be directed to the office of the Corporate Secretary of the Company at 866-297-5070.  You are also invited to visit our website at www.straticdatasupport.com.

You may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m.  You may obtain information on the operation of the Public Reference Room by calling the Commission at 1–800–SEC–0330.  The Commission maintains an Internet site (http://www.sec.gov)that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

Properties

Our executive offices are located at 1200 North Federal Highway, Suite 200, Boca Raton, FL 33432, where we lease approximately 550 square feet of office space. We pay base rent of approximately $2,800 per month which includes certain limited administrative and facility services.

We believe that our present facilities will be suitable for the operation of our business for the foreseeable future and should we need to expand, we expect that suitable additional space will be available on commercially reasonable terms, although no assurance can be made in this regard.  We also believe our property is adequately covered by insurance.

Legal Proceedings

The company is not a party to any legal proceedings involving any claim against the company.

MARKET PRICE OF, AND DIVIDENDS ON, OUR COMMON STOCK, AND RELATED STOCKHOLDER MATTERS

Market Price

Our common stock is traded in the over-the-counter market under the symbol "SFAZ". Our transfer agent is Direct Transfer, LLC, whose phone number is 919-481-4000.  The following table sets forth the high and low bid, as reported by Nasdaq.com, for our common stock for the calendar periods indicated. As a result of a 10-to 1 reverse stock split approved by shareholders and adopted by the Board of Directors in 2009, the following data has been retroactively presented as if the reverse split were in place throughout the periods.

Period	Bid High/Low

2008

1st Quarter	.005/.002
2nd Quarter	.005/.002
3rd Quarter	.004/.002
4th Quarter	.004/.001

2009

1st Quarter	.003/.003
2nd Quarter	.013/.010
3rd Quarter	.021/.015
4th Quarter	.039/.031

2010

1st Quarter	.023/.021
2nd Quarter	.016/.015
3rd Quarter	.028/.002

On  November 15 , 2010 the high and low bid prices for our common stock were  $.0341 and $.03 , respectively.  The above quotations do not include retail mark-ups, mark-downs or commissions and represents prices between dealers and not necessarily actual transactions. The past performance of our securities is not necessarily indicative of future performance.

Shares Outstanding and Holders of Record

As of November 15 , 2010, there were 316,204,814 shares of our common stock outstanding, and 1,592 shareholders of record of our common stock.

Dividend Policy

We have not declared or paid any cash dividends on our common stock since our inception. We do not intend to pay cash dividends on our common stock in the foreseeable future. We anticipate we will retain any earnings for use in our operations and development of our business.

Securities authorized for issuance under equity compensation plans.

The Company’s Compensatory Stock Plan, which became effective on July 20, 2009, provides for the grant of stock options, restricted stock grants and stock awards. The plan is designed for select employees, officers, directors and key consultants to the Company and is intended to advance the best interests of the Company by providing personnel who have substantial responsibility for the management and growth of the Company with additional incentive by increasing their proprietary interest in the success of the Company, thereby encouraging them to remain in the employ of the Company. The plan is administered by the Board of Directors of the Company, and authorizes the issuance of awards and grants not to exceed a total of 20,000,000 shares. Stock options granted under the plan expire ten years from the date the option is granted.  The Board in its discretion may provide that an option may be exercised throughout the ten-year period or during any lesser period of time commencing on the date of grant. The specific terms of any awards under the plan are determined by the Board of Directors, provided that no options may be granted at less than the fair market value of the stock as of the date of the grant. The plan terminates on the tenth anniversary of the effective date.

The following table presents information as to the number of shares of our common stock which are authorized for issuance under the Plan as of November 15 , 2010.

Plan category	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under the Plan (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	-0-	n/a	-0-
Equity compensation plans not approved by security holders	6,750,000	$0.0175	10,550,000
Total	6,750,000	$0.0175	10,550,000

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion should be read in conjunction with our consolidated financial statements.  Certain statements contained in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include those discussed in “Forward Looking Statements,” above.

FISCAL YEAR ENDED DECEMBER 31, 2009 COMPARED TO DECEMBER 31, 2008

Results of Operations

Revenue for the year ended December 31, 2009 was $18,507 as compared to $8,914 for 2008. Fourth Quarter 2009 revenues were $11,550 and $1,697 for 2009 and 2008, respectively. The sales growth resulted primarily from the commencement of IT service offerings provided by the Company. The continued development of the Company’s website, and the related introduction and promotion of the Company’s new business activities, has contributed to these initial results.

Costs of operations were $28,801 and $13,200 for the years ended December 31, 2009 and 2008, respectively. These costs consist primarily of one-time charges, equipment, data storage costs, fee based technical support costs, and costs of content, subscriptions, and maintenance incurred as we increased our technological capacities in anticipation of new lines of business. In so doing, the Company is poised for future growth without a compromise to its service level commitment.  The one time and minimum volume costs are currently being fully expensed until such time as revenues are consistent and the nature of the costs are appropriate to amortize over fully achieved base volumes.

General and administrative expenses are comprised primarily of the valuations of certain stock and stock options issued, the non-employee (contractual) services of the Company’s officers, professional legal and accounting fees, transfer agent and public reporting fees and software and website development costs.

For the year ended December 31, 2009 the Company incurred stock compensation charges of $22,209 resulting from the issuance of common stock options under our 2009 Compensatory Stock Plan. There were no options issued in 2008.

Legal fees were $75,704 and $8,125 for the years ended December 31, 2009 and 2008, respectively. The increase is attributable to legal fees incurred in 2009, in connection with the Company’s restructuring.

Accounting fees were $24,766 for the year ended December 31, 2009 and $54,125 for the comparable year 2008. The 2009 fees consist of $13,341 in day to day outsourced accounting services incurred between January and mid-October, $11,425 in connection with our former independent registered public accounting firm’s review of the first 3 quarters of 2009 and preparation of our 2008 tax return.

Transfer agent and public reporting fees and expenses were $27,315 in 2009 and $5,840 in 2008. The significant increase is a result of (1) a notice to stockholders issued in June 2009, regarding the restructuring, including a change in directors, the reverse stock split, disclosure of certain changes in beneficial ownership, and the amendment to the articles of incorporation providing for the reduction of total authorized shares, (2) fees incurred from August through October 2009 in connection with the transition to a new transfer agent and (3) certain one-time transfer agent activity costs in connection with the reverse split, new certificate printing, and certain amended public filings.

New expenses incurred starting in August 2009 for software and web and e-commerce program development in the amount of approximately $9,861, will continue as we maintain, cultivate, advance, and expand our web presence and program offerings.

On August 31, 2009, loans and the accrued interest due to stockholder Franklin Frank and his affiliates totaling approximately $2,170,000 were converted to equity.  As a result, our interest expense dramatically decreased beginning in September 2009. Interest expense for the year ended 2009 was $158,505 as compared to $202,386 for 2008. This debt conversion will reduce our interest expense going forward, to the extent that significant new borrowings are not required.

Liquidity and Capital Resources

As of December 31, 2009 the Company had cash and cash equivalents of $6,032 and a working capital deficit of $114,403, compared to cash and cash equivalents of $3,956 and a working capital deficit of $1,939,927 for the year ended December 31, 2008.  The significant improvement to the deficit is a result of the conversion of approximately $2,170,000 in stockholder debt into equity of the Company. Subsequent to the conversion of debt, for the period September 1 through December 31, 2009, our sources of cash were net revenues of $14,837 and new stockholder loans of $92,764. Accordingly, the Company continues to incur operating losses (loss before interest expense). The operating loss for the year ended December 30 2009 was $230,536 as compared to $89,641 for 2008. Of the $230,536 operating loss for 2009, approximately $36,740 was incurred after the debt restructuring on August 31, 2009.

Internally generated cash flows continue to be insufficient to support business operations or capital expenditures. Our ability to generate cash depends on our financial performance, general economic conditions, technology trends and developments, and other factors. Until we begin to generate significant new revenues, we will continue to operate at a loss and be dependent on stockholder Franklin Frank to fund all operating shortfalls, including our continuing investment in e-commerce, program development, restructuring costs, and officer compensation.

There can be no assurance that our cash flow will increase in the near future from anticipated new business activities, or that revenues generated from our existing operations will be sufficient to allow us to continue to pursue new customer programs or profitable ventures.

Net Operating Loss Carry-Forwards

The Company had cumulative net operating loss carry-forwards for income tax purposes at December 31, 2009 of approximately $7,400,000, expiring through December 31, 2023. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

Going Concern

We are the subject of a "going concern" audit opinion. Such qualification was issued because we have incurred continuing losses from operations. As of December 31, 2009, we had working capital deficit of $114,403, which raises substantial doubt about our ability to continue as a going concern.

In addition, there is no assurance that we will be able to successfully raise the funds necessary to fund operations through any means available. Further, there is no assurance that we will be able to successfully grow operations even if we are successful in acquiring the funds necessary, which may have a material impact on our consolidated financial position and results of operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

NINE MONTHS ENDED SEPTEMBER 30, 2010 COMPARED TO SEPTEMBER 30, 2009

Results of Operations

Revenues for the three months ending September 30, 2010 were $57,818 as compared to $4,327 for the same period of 2009. Similarly, revenues for the nine months ended September 30, 2010 were $96,819 and $6,957 for same period of 2009. The increase in revenues was primarily related to (a) the launch in April 2010, of the Company’s product line including online backup and disaster recovery services, monitoring analytics, and remote support solutions (b) technical services fees charged to new customers in 2010, and (c) the sale of bundled infrastructure hardware to customers. Revenue growth from quarter to quarter during 2010 was 46% for the first quarter 2010 as compared to the fourth quarter 2009, 31% for the second quarter 2010 as compared to the first quarter 2010 and 162% for the third quarter 2010 as compared to the second quarter 2010. The revenue of $57,818 during the three months ended September 30, 2010, consisted primarily of bundled infrastructure hardware and equipment (48%) which was required to support a customer’s business infrastructure and the bundled technical support services (40%) provided in connection with assisting our customers in getting maximum value from our service offerings, as well as assessing, developing, implementing and managing solutions. For the nine months ended September 30, 2010, revenue of $96,819 consisted primarily of bundled technical support services for on-going operational support (39%) and bundled infrastructure hardware and equipment (36%). A broad classification of our sales would appear as follows:

	three months ended September 30, 2010	nine months ended September 30, 2010

Bundled technical support services	$20,762	$37,769
Bundled infrastructure hardware	27,549	34,856
Standard products and services	9,507	24,194

Total	$57,818	$96,819

Cost of operations increased by $34,496 from $7,455 to $41,951 for the three months ended September 30, 2010 compared to the three months ended September 30, 2009. For the nine months ended September 30, 2010 and 2009, cost of operations was $67,446 and $13,077 respectively, which is an increase of $54,369. The total cost of operations for the nine months of 2010 consists primarily of $32,147 in leased equipment and related hosting and software charges in connection with our data centers and $31,869 in hardware costs incurred in connection with certain technical services performed for new customers. During 2009, the cost of operations exceeded revenues throughout the year. This condition, however, was reversed in 2010 as the significant revenue growth continued and  gross profits emerged as a result of a favorable sales mix, weighted primarily by technical support services. Gross profit was 28% and 30%, respectively, for the three and nine months ended September 30, 2010. Our monthly contract hosting charges continue to be fully charged to cost of sales until such time as minimum volumes are achieved and the costs will then commence to be fully scaled with revenues, to the extent of and subject to any offsets caused by volumes in lower margin products. In so doing, the Company is poised for future growth without a compromise to its service level commitment. To mitigate the minimum volume component to costs of sales, the Company, at times aligns customer revenue commitments for the related services.

Selling, general and administrative (“SG&A”) expenses increased by $34,114 from $148,852 to $182,966 for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009. During the nine months ended September 30, 2010, SG&A expenses were $395,258 as compared to $205,719 for  the same period of 2009. During the three and nine months ended September 30 2010, payments to the Company’s officers were $43,662 and $127,062, respectively, comprising the largest element of SG&A expense. Payments to the Company’s officers started in the October and November of 2009 and, accordingly, there were no such payments during the first nine months of 2009. Additionally, officer stock options being expensed over the vesting periods in the amounts of $9,168 and $27,504 were charged to SG&A for the three and nine months ended September 30, 2010, respectively, with no such expense incurred during the same periods in 2009.

Other significant SG&A expense elements during the first nine months of 2010 were investor relations ($42,325) accounting ($41,215) , legal ($40,302), rent expense ($27,316) , continuing development costs ($14,537), public filing and reporting and transfer agent fees ($13,890), and sales salary ($13,880).

Accounting fees were $13,138 and $41,215 during the three and nine month periods ended September 30, 2010, respectively, as compared to $6,133 and $16,428 for the same periods in 2009. Legal fees were $26,697 and $40,302 during the three and nine month periods ended June 30, 2010, respectively, as compared to $19,526 and $47,019 for the same periods in 2009. During September 2010, certain one-time accounting and legal fees were incurred in relation to the preparation of the Company’s filing of the Form S-1 Registration Statement on September 22, 2010.  This SEC filing was required in connection with the Equity Facility provided by Kodiak Capital LLC. Such accounting fees were $4,798 and the legal fees were $17,997.

Rent expense for the Company’s offices for the three and nine month periods ended September 30, 2010 was $9,266 and $27,316, respectively, as compared to $5,920 and $7,899 for the same period in 2009. On June 30, 2010, the current lease agreement was automatically renewed for a successive twelve month period, commencing July 1, 2010.

In September 2010, we signed a consulting agreement with Grandview Advisors Holding Corp and a consulting agreement with Sepod II LLC, pursuant to which, each of those companies are to provide investor and public relations services for a period of six months commencing September 7, 2010. In connection with the two agreements, we issued 10,000,000 shares to each company, with a total valuation of $184,714 for the 20,000,000 shares. Of this valuation, $24,358 was charged to September investor relations expense, and the balance will be allocated monthly for the duration of the six month contract.  In addition to the stock issued, the agreements require a total cash payment of $22,500, payable within the first three months of the agreements. The cash portion of the investor relation fees is also being allocated over the term of the contract, with $2,967 being charged to September’s investor relations expense.  These engagements were predicated upon the Company’s endeavors to initiate a public awareness of its restructuring and new business plan, the Company’s e-commerce capabilities and related new product offerings.

Public filing and transfer agent fees were $5,484 and $13,890 for the three and nine month periods ended September 30, 2010, respectively. These fees were $8,082 and $20,951 for the same three and nine month periods in 2009. Of the 2009 expense, $9,800 was incurred in June 2009 in connection with a proxy statement issued to shareholders, related to the restructuring of the Company.

For the three months ended September 30, 2009, product or web related development costs were $4,370.  For the three and nine months ended September 30, 2010, development costs were $4,590 and $14,537, respectively.  Included in these costs are numerous software as a service (SaaS) subscriptions, program and project scoping fees, CRM software costs, and web design and customization fees.

As previously reported, on August 31, 2009, $2,169,742 in loans plus accrued interest was converted into 180,811,840 shares of common stock of the Company. All of these loans were from principal stockholder Franklin Frank and his affiliates. Subsequent to this conversion, between September 1, 2009 and May 14, 2010, additional principal loans of $261,764 were received by the Company from Franklin Frank. On May 14, 2010 this principal amount plus accrued interest of $6,349, totaling $268,113 was converted into 18,775,435 additional shares of the Company’s common stock. Subsequent to this and as of September 30, 2010, the principal amount of loans due to stockholder Franklin Frank was $155,000 with accrued interest at an annual rate of 8% totaling $2,566. As a result of these conversions, our interest expense was dramatically decreased beginning in September 2009, and after the conversion in May 2010. The resulting reduction in interest expense in 2010, as compared to 2009, will continue going forward, to the extent that significant new borrowings are not required or, if so, are later converted. Interest expense for the nine months ended September 30, 2010 was $7,766 as compared to $157,414 for the same period of 2009.

Liquidity and Capital Resources

As of September 30 2010, the Company had cash and cash equivalents of $14,967 and a working capital deficit of $158,974, compared to cash and cash equivalents of $6,032 and a working capital deficit of $114,403 as of December 31, 2009. The working capital deficit at the end of both periods is primarily due to the current classification of the stockholder loan balances of $155,000 at September 30 2010 and $92,764 at December 31, 2009.

Our condensed consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. We used cash of $312,225 for operating activities during the first nine months of 2010. Operating cash used for the nine months ended September 30, 2009 was $110,149. Cash used for investing activities during the first nine months of 2010 was $2,840, which was for the purchase of computer equipment.  There was no cash used for investing activities during the nine months ended September 30, 2009. Net cash provided by financing activities, consisting entirely of stockholder loans, was $324,000 for the nine months ended September 30, 2010. Stockholder loans during the nine months ended September 30, 2009 were $109,600. For the nine months ended September 30, 2010, our sources of cash were net revenues of $96,819 and the stockholder loans indicated above. Accordingly, the Company continues to incur operating losses (loss before interest expense) as it endeavors to continue to build upon the growth achieved to date. The operating loss for the three months ended September 30, 2010 was $167,099 as compared to $151,980 for the same period in 2009. The operating loss for the nine months ended September 30, 2010 was $365,885 as compared to $211,839 for the same period in 2009.

On August 17, 2010, we entered into an Investment Agreement and Registration Rights Agreement with Kodiak Capital Group, LLC.  Pursuant to the agreements,  Kodiak has committed to purchase up to $5,000,000 of the Company’s common stock over thirty-six months (the “Equity Facility”).  The aggregate number of shares issuable by the Company and purchasable by Kodiak under the Investment Agreement will be determined by the purchase prices for the common stock, as determined under the terms of the Investment Agreement.

Internally generated cash flows continue to be insufficient to support business operations or capital expenditures. Our ability to generate cash depends on our financial performance, general economic conditions, technology trends and developments, and other factors. Until we generate significant new revenues, we will continue to operate at a loss and be dependent on stockholder, Franklin Frank, to fund all operating shortfalls, including our continuing investment in e-commerce, program development and officer compensation. We expect that the proceeds available from the Equity Facility will replace our dependence on shareholder loans until we can become cash flow positive.

There can be no assurance that our cash flow will increase in the near future from anticipated new business activities, or that revenues generated from our existing operations will be sufficient to allow us to continue to pursue new customer programs or profitable ventures.

Critical Accounting Policies

Revenue recognition.  Revenue is recognized when the related service has been provided, there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collection is reasonably assured.  The Company derives the majority of its revenue from recurring hosting services. The Company recognizes revenue for these services as they are provided, beginning on the date that the customer commences our services and continuing over the term of the customer contract. Revenue from other professional services, including setup and direct installation activities are recognized in the period the services are provided. Amounts that have been invoiced are recorded in accounts receivable and either deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Therefore, deferred revenue consists of amounts that have been prepaid and services have not yet been rendered. Revenue from the sale of bundled infrastructure hardware is recognized at the time installation is complete.

Share-based compensation.  The Company records compensation expense for share-based compensation in accordance with ASC Topic 718. For share options to certain officers and others, the Company used the Black-Scholes pricing model to determine the fair value of stock options on the grant dates for stock option awards issued. The Black-Scholes valuation model requires the Company to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the fair value of our common stock, expected term, the expected volatility, and certain present values.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

MANAGEMENT

The following table sets forth the name, age and position of each director and executive officer of the Company.  Directors are appointed for a term of one year and until their successor is duly elected.

Name	Age	Position Held with Registrant
Christopher L. Kolb	42	Director, President
Richard P. Sawick	54	Chief Financial Officer

Christopher L. Kolb is the founder and President of Coastal Networks, Inc., a company which provides outsourced chief technology officer and information technology services.

Richard P. Sawick was Vice President-Finance and Administration for Linton Truss Corporation, a design engineering and truss manufacturer located in South Florida, for fifteen years prior to joining the Company.

Audit Committee and Code of Ethics

We have not formally appointed an audit committee, and the entire Board of Directors currently serves the function of an audit committee.  Because of the small number of persons involved in management of the Company, we do not have an audit committee financial expert serving on our Board.  We have not yet adopted a code of ethics applicable to our chief executive officer and chief financial officer, or persons performing those functions, because of the small number of persons involved in management of the Company.

Compensation Committee Interlocks and Insider Participation

We have not formally appointed a compensation committee, and the entire Board of Directors currently serves the function of an audit committee.  We currently have one director, our President Christopher L. Kolb.

Indemnification of Directors and Officers

In accordance with Delaware law, our articles of incorporation provide that the company may indemnify a person who is a party or threatened to be made a party  to  an action, suit or proceeding by reason of the fact that he or she is an officer, director, employee or agent of the company, against such person's costs and expenses incurred in connection with such action so long as he or she has acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the company, and, in the case of criminal actions, had no reasonable cause to believe his or her conduct was unlawful.  Delaware law requires a corporation to indemnify any such person who is successful on the merits or defense of such action against costs and expenses actually and reasonably incurred in connection with the action.

Our bylaws provide that the company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of the company, absent a finding of negligence or misconduct in office.  Our bylaws also permit the company to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not the company has the power to indemnify such person against liability for any of those acts.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

The following table sets forth all compensation paid or earned for services rendered to the Company in all capacities during the years ended December 31, 2009 and 2008 by our President, our prior acting Chief Executive Officer, and our Chief Financial Officer.

Name and principal position	Year	Salary ($)		Stock awards ($)		Option awards ($)		Total ($)
Christopher L. Kolb, President	2009	16,923	1	14,520	2	87,394	3	118,837
Randi Swatt, Acting CEO	2009	0		0		0		0
	2008	0		0		0		0
Richard P. Sawick, CFO	2009	10,892	4	0		59,293	3	70,185

1	Mr. Kolb was appointed President of the Company on June 18, 2009, but was not compensated by the Company until November 2, 2009. Mr. Kolb’s annual compensation is $100,000.

2	The stock award granted to Mr. Kolb was valued at 110% of the average closing price for the Company’s common stock for the 10 days prior to the date of the grant.

3
The stock options awarded to Mr. Kolb and Mr. Sawick were valued at the aggregate grant date fair value computed in accordance with the Black Scholes methodology.  The options represent the right to purchase 4,000,000 shares and 2,000,000 shares of common stock, respectively, at an exercise price equal to 110% of the average closing bid and ask prices for the Company’s common stock for the 10 trading days prior to the date of the Option.  The options are exercisable as to one fourth of the shares on each anniversary date of the grant of the options, provided they continue to be retained by the Company as of the date of exercise.

4	Mr. Sawick was appointed Chief Financial Officer of the Company on December 15, 2009. Mr. Sawick’s annual compensation is $72,000.

Outstanding Equity Awards

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date
Christopher L. Kolb	1,000,000	3,000,000	1	0.01452	August 25, 2019
Richard P. Sawick	0	2,000,000	2	0.02540	December 21, 2019

1           Mr. Kolb’s options vest as to 1,000,000 shares on August 25 of each year, beginning in 2010, provided Mr. Kolb continues to be retained by the Company as of the date of exercise.

2           Mr. Sawick’s options vest as to 500,000 shares on December 21 of each year, beginning in 2010, provided Mr. Sawick continues to be retained by the Company as of the date of exercise.

Compensation of Directors

We do not currently pay any compensation to our directors.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

The largest beneficial owner of our stock, Franklin Frank, and/or entities controlled by him, have lent us money from time to time in order to fund our operations.  In addition, Mr. Frank and/or affiliates purchased two notes given by us to former officers for loans to us.  As of August 31, 2009, the amount of these loans, with interest, totaled $2,169,742.  Effective August 31, 2009, this amount was converted into 180,811,840 shares of our common stock at a conversion price of $.012 per share, which was the average of the closing bid and asked prices of our common stock for the twenty trading days ending August 21, 2009.

Since August 31, 2009, Mr. Frank continued to lend us money from time to time in order to fund our operations.  On May 14, 2010 a total of $268,113, representing principal and interest on additional loans was converted into 18,775,435 additional shares of our common stock.  Mr. Frank has continued to lend us money from time to time and as of August 31, 2010, the principal amount of loans due to Mr. Frank was $109,000.  These loans accrue interest at an annual rate of 8%.

In December 1, 2009, we purchased from Richard P. Sawick, our Chief Financial Officer, various computers and computer-related equipment for a total purchase price of $14,158.  The purchase was paid for by promissory note.  On December 18, 2009 the note was converted into 654,251 shares of our common stock at a conversion price of $.02164 per share, which was the average of the closing bid and asked prices of our common stock for the seven trading days ending December 18, 2009.

Under the definition of director independence found in NASD Rule 4200, Bruce Taylor and Glenn Wistey were independent directors until their removal as directors on June 18, 2009.  We no longer have any independent directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 15 , 2010 with respect to the number of shares of the Company's Common Stock that are beneficially owned by (i) each executive officer of the Company, (ii) each director of the Company and (iii) each shareholder of the Company who owns more than 5% of the Company's Common Stock. An asterisk indicates beneficial ownership of less than 1% of the Company's outstanding stock. Except as otherwise indicated, each of the shareholders listed below has voting and investment power over the shares beneficial owned. As of November 15 , 2010, there were issued and outstanding 316,204,814 shares of the Company's common stock.

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent of Class
Ruth Deutsch	118,450,738	1	37.5
1200 N Federal Highway, Suite 200
Boca Raton, FL33432
Shareholder
			37.5
Franklin Frank	118,450,738	1
1200 N Federal Highway, Suite 200
Boca Raton, FL33432
Shareholder

William P. Stueber II	108,754,716		34.4
1200 N Federal Highway, Suite 200
Boca Raton, FL33432
Shareholder

Christopher L. Kolb	1,000,000		*
1200 N Federal Highway, Suite 200
Boca Raton, FL33432
Director, President

Richard P. Sawick	654,251		*
1200 N Federal Highway, Suite 200
Boca Raton, FL33432
Chief Financial Officer

All Officers and Directors
as a group (2 persons)	1,654,251		*

1           Includes 82,130,775 shares held by Franklin Frank, 14,469,383 shares held by Ruth Deutsch, Franklin Frank’s wife, 6,775,435 shares held jointly by Franklin Frank and Ruth Deutsch, 11,675,145 shares held by Zaras Investments, Inc., a corporation controlled by Franklin Frank, and 3,400,000 shares held by LVDB, Inc., a corporation controlled by Franklin Frank.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Levinson & Lichtman, LLP, 120 E. Palmetto Park Road, Suite 425, Boca Raton, FL 33432.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2009 and 2008, appearing in this prospectus and registration statement, have been audited by J. H. Cohn LLP and Baum & Company, PA, respectively, independent auditors, as set forth in their reports thereon appearing elsewhere in this prospectus, which include explanatory paragraphs relating to Safe Technologies International, Inc. and subsidiaries' ability to continue as a going concern, and are included in reliance upon this report given on the authority of such firms as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Safe Technologies International, Inc.

We have audited the accompanying consolidated balance sheet of Safe Technologies International, Inc. and Subsidiaries as of December 31, 2009, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safe Technologies International, Inc. and Subsidiaries as of December 31, 2009, and their results of operations and cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has experienced recurring losses in 2009, and since inception. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J.H. Cohn LLP

Roseland, New Jersey
April 2, 2010

Baum & Company, P.A.
605 Lincoln Road, Suite 210
Miami Beach, FL 33139

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Safe Technologies International Inc.

We have audited the accompanying consolidated balance sheet of Safe Technologies International Inc. as of December 31, 2008, and the related statements of operations, stockholders' deficiency and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safe Technologies International  Inc. as of  December 31, 2008 and the related consolidated results of operations, stockholders’ deficiency and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements the Company has experienced a loss in 2008 and since inception.  The Company's financial position and operating results raise substantial doubts about its ability to continue a going concern.  Management's plans concerning these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Baum & Company PA

Miami Beach, Florida
April 5, 2009

Safe Technologies International, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,	December 31,
	2009	2008

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$6,032	$3,956
Accounts receivable, net of allowance for doubtful accounts of $200 at December 31, 2009 and $1,300 at December 31, 2008	4,353	1,260
Prepaid expenses	5,692
Total current assets	16,077	5,216

PROPERTY AND EQUIPMENT
Furniture and fixtures	-	5,644
Computer equipment	14,158
Less: Accumulated depreciation	(236)	(5,644)
Total property and equipment	13,922	-

OTHER ASSETS	1,650	939

Total Assets	$31,649	$6,155

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$37,571	$228,660
Notes and loans payable - related parties	92,764	1,715,900
Deferred revenue	145	583

Total liabilities	130,480	1,945,143

COMMITMENTS

STOCKHOLDERS' DEFICIT
Common stock, $.00001 par value, 400,000,000 and 99,999,900 shares authorized at December 31, 2009 and December 31, 2008, respectively; 276,429,379 shares and 93,263,160 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	2,765	933
Additional paid-in capital	9,689,562	7,462,196
Accumulated deficit	(9,791,158)	(9,402,117)

Total stockholders' deficit	(98,831)	(1,938,988)

Total Liabilities and Stockholders' Deficit	$31,649	$6,155

See the accompanying notes to consolidated financial statements

Safe Technologies International, Inc. and Subsidiaries Consolidated Statements of Operations For the years ended December 31, 2009 and 2008
	2009	2008

REVENUES	$18,507	$8,914

COST OF OPERATIONS	28,801	13,200

Gross loss	(10,294)	(4,286)

OPERATING EXPENSES

Selling, general and adminstrative expenses	220,242	85,355

Total operating expenses	220,242	85,355

Operating loss	(230,536)	(89,641)

OTHER EXPENSE

Interest expense - related parties	(158,505)	(202,386)

Total other expense	(158,505)	(202,386)

Loss before provision for income taxes	(389,041)	(292,027)
Income taxes	-	-

Net loss	$(389,041)	$(292,027)

Net loss per common share, basic and diluted	$0	$0

Weighted average number of common shares outstanding, basic and diluted	154,612,689	93,263,160

See the accompanying notes to consolidated financial statements

Safe Technologies International, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Deficit
For the years ended December 31, 2009 and  2008

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total

BALANCE, December 31, 2007	93,263,160	$933	$7,462,196	$(9,110,090)	$(1,646,961)

Net loss for the year				(292,027)	(292,027)
BALANCE, December 31, 2008	93,263,160	933	7,462,196	(9,402,117)	(1,938,988)

Net loss for the year				(389,041)	(389,041)

Common stock issued for reverse split rounding	128
Common stock issued for debt conversion	180,811,840	1,808	2,167,934		2,169,742
Common stock issued for computer equipment	654,251	7	14,151		14,158
Stock compensation expense			7,689		7,689
Common stock issued for services	1,700,000	17	37,592		37,609
BALANCE, December 31, 2009	276,429,379	$2,765	$9,689,562	$(9,791,158)	$(98,831)

See the accompanying notes to consolidated financial statements

Safe Technologies International, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(389,041)	$(292,027)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	236
Bad debt expense	(442)	3,339
Issuance of commons stocks for services	37,609
Stock compensation expense	7,689
Changes in operating assets and liabilities:
Increase in accounts receivable	(2,651)	(3,731)
Increase in prepaid expenses	(5,692)
Increase in other assets	(711)
Increase in accounts payable and accrued expenses	168,653	214,715
Decrease in deferred revenue	(438)	(617)
Net cash used in operating activities	(184,788)	(78,321)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from stockholder	186,864	75,500
Net cash provided by financing activities	186,864	75,500

Net increase (decrease) in cash and cash equivalents	2,076	(2,821)
Cash and cash equivalents, beginning of year	3,956	6,777
Cash and cash equivalents, end of year	$6,032	$3,956

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Purchase of computer equipment with issuance of 654,251 shares of common stock	$14,158
Stock split 10:1	$8,393
Conversion of note payable to common stock - related parties	$2,169,742

See the accompanying notes to consolidated financial statements

Safe Technologies International, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF BUSINESS

Safe Technologies International Inc. is a technology solutions company.  Until late 2009, our operations consisted of providing website hosting operations through our subsidiary, Internet Associates International, Inc. In late 2009, we began the development of new business lines within the Company related to IT solutions, including a full suite of application hosting, monitoring and remote solution services.  The Company offers an integrated suite of unified backup and remote disaster recovery services, predictive office network health analytics and remote IT support solutions.  Target for this product are small to medium-sized businesses. The Company strategy is to provide hosted software and services to secure and manage the connected world of their customers against risks in a complete and cost-efficient manner. The Company believes that the security, storage and systems management markets are converging as businesses increasingly seek one solution to manage customers’ most valuable asset – their information.  The Company business goal is to ensure that customers’ information and infrastructures are protected, managed easily, and controlled automatically.

The Company was incorporated under the laws of the State of Delaware on May 21, 1987 as Safe Aid Products, Inc.  On February 9, 1998, the Company changed its name to Safe Technologies International, Inc.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.  Estimates are used when accounting for allowance for bad debts, collectability of accounts receivable, amounts due to service providers, depreciation, and litigation contingencies, among others.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Total Micro Computers, Inc., Connect.ad, Inc., Connect.ad Services, Inc. and Internet Associates International, Inc. and have been prepared in accordance with U.S. generally accepted accounting principles, under the rules and regulations of the U.S. Securities and Exchange Commission (SEC). All inter-company transactions and balances have been eliminated in consolidation.

Revenue recognition
Revenue is recognized when the related service has been provided, there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collection is reasonably assured.  The Company derives the majority of its revenue from recurring hosting services. The Company recognizes revenue for these services as they are provided, beginning on the date that the customer commences our services and continuing over the term of the customer contract. Revenue from other professional services, including setup and direct installation activities are recognized in the period the services are provided. Amounts that have been invoiced are recorded in accounts receivable and either deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Therefore, deferred revenue consists of amounts that have been prepaid and services have not yet been rendered.

Net loss per common share
Basic net loss per common share is computed using the weighted average number of common shares outstanding during each period presented, excluding unvested restricted stock awards subject to cancellation. Diluted net loss per common share is computed by using the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares represent the incremental common shares issuable for stock options.

Cash and cash equivalents
The Company classifies cash on hand and deposits in the bank as cash and considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentrations of Risk
The Company’s revenues are primarily derived from IT services and hosting, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer buying behavior could adversely impact our operating results. The Company’s concentrations of credit risk are principally in accounts receivable. The Company periodically reviews the credit quality of its customers and does not require collateral. The Company relies on equipment and software purchased from third parties to provide its hosting services.  This equipment and software may not continue to be available on commercially reasonable terms to meet our business needs. Any errors or defects in third party equipment and software could result in errors or a failure of our service, which could harm our business. Indemnification from equipment and software providers, if any, would likely be insufficient to cover any damage to our business or our customers resulting from such failures.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed on the straight-line method, based on the estimated useful lives of the asset of five years. Expenditures for maintenance and repairs are charged to operations as incurred. Upon retirement or sale, the cost of assets disposed of and related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Share-Based Compensation
The Company records compensation expense for share-based compensation in accordance with ASC Topic 718. For share options to certain officers and others, the Company used the Black-Scholes pricing model to determine the fair value of stock options on the grant dates for stock option awards issued. The Black-Scholes valuation model requires the Company to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the fair value of our common stock, expected term, the expected volatility, and certain present values.

Income taxes
The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company’s U.S. Federal and state income tax returns prior to fiscal year December 31, 2006 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the consolidated balance sheets.

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments.  The fair value of notes and loan payables is determined using current applicable rates which approximate market rates of such debt.

Recently Issued Accounting Standards
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “improving Disclosures about Fair Value Measurements,” which clarifies certain existing requirements in ASC 820 “Fair Value Measurements and Disclosures,” and required disclosures related to significant transfers between each level and additional information about Level 3 activity.  FASB ASU 2010-06 begins phasing in the first fiscal period beginning after December 15, 2009.  The Company is currently assessing the impact on its consolidated results of operations and financial conditions.

In June 2009, the FASB issued additional guidance under ASC 860 “Accounting for Transfer of financial Assets and Extinguishment of Liabilities” which improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial asset; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  This additional guidance requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. This additional guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This additional guidance must be applied to transfers occurring on or after the effective date. The adoption of this ASC 860 is not expected to have a material impact on the Company's financial statements and disclosures.

In October 2009, the FASB issued guidance on “Multiple Deliverable Revenue Arrangements,” updating ASC 605 “Revenue Recognition.” This standard provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company is currently evaluating the requirements of this guidance and has not yet determined the impact of its adoption on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASC 985-605, “Software Revenue Recognition.” This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. The new guidance will include factors to help companies determine what software elements are considered “essential to the functionality.” The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple deliverables. The amendments in this guidance are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating the requirements of this guidance and has not yet determined the impact of its adoption on the Company’s consolidated financial statements.

In February 2010, the FASB issued FASB ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements,” which clarifies certain existing evaluation and disclosure requirements in ASC 855 “Subsequent Events” related to subsequent events. FASB ASU 2010-09 requires SEC filers to evaluate subsequent events through the date in which the financial statements are issued and is effective immediately. The new guidance does not have an effect on the Company’s consolidated results of operations and financial condition.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses, has a net capital deficiency and is currently unable to generate sufficient cash flow to meet its obligations and sustain its operations. A major stockholder of the Company has been funding, and continues to fund at his discretion, the Company’s operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management is introducing new commerce into the Company including a full suite of hosting services and solutions aimed at small and mid-sized businesses that they believe will meet their unique IT needs. The Company is also contemplating expanding operations and market presence by entering into business combinations, investments or alliances with third parties. There can be no assurance that they will be successful in overcoming the risks or establishing such new commerce, business combinations or expansion and that the Company would be able to continue its operations without continued support from its major stockholder.

NOTE 4. INCOME TAXES

Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes.  The Company had cumulative net operating loss carry-forwards for income tax purposes at December 31, 2009 of approximately $7,400,000, expiring through December 31, 2023. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

NOTE 5. LEASES

The Company rents office space in Boca Raton, Florida under a lease that commenced on July 1, 2009. The lease continues through June 30, 2010 at a base rent of $2,800 per month. Rent expense for the years ended December 31, 2009 and 2008 were $17,486 and $5,713, respectively

NOTE 6. STOCKHOLDERS’ EQUITY

All of the Company’s authorized capital stock consists of common stock. The Company has authorized 400,000,000 shares of common stock, par value $.00001 per share. As of December 31, 2009, there are 276,429,379 shares issued and outstanding. Each holder of the Company’s common stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) plus one share, can in voting for the election of Directors, elect all Directors. The holders of common stock are entitled to receive pro-rata dividends, when and as declared by the Board of Directors in its discretion, out of funds legally available therefore. Payment of dividends will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. The Company has never paid any dividends and the Board has no plans for the payment of future dividends at this time.

NOTE 7. NOTES AND LOANS PAYABLE - RELATED PARTIES

At December 31, 2009 and 2008, total notes and loans payable consisted of the following:

	December 31, 2009	December 31, 2008

Notes and loans payable to principal stockholders, unsecured, and due upon demand, with interest at 12% on Notes and loans as of December 31, 2008, and 8% on Notes and loans as of December 31, 2009. Upon default, the notes and loans become due immediately at an interest rate of 18%	$92,764	$1,715,900

Interest expense was $158,505 and $202,386 for the years ended December 31, 2009 and 2008, respectively.

NOTE 8. COMMON STOCK AND OPTIONS ISSUED FOR SERVICES

Effective August 31, 2009, certain principal stockholders of the Company converted $1,810,000 of loans and $359,742 of accrued interest on those loans into 180,811,840 shares of common stock at an average price of $.012 per share, as determined by an average of the fair market value of the shares over a twenty day period prior to the conversion date.

On October 13, 2009, the Company issued 200,000 shares of restricted common stock to its Corporate Counsel, Gerald W. Gritter, as part payment for legal fees incurred and to be incurred at a reduced rate. In connection with the arrangement, approximately $5,900 of legal fees incurred in August were discounted in full and, commencing in October all legal fees would be discounted by 40%, with the remaining 60% to be invoiced and paid as incurred by the Company.  Additional common stock will be issued from time to time and in amounts determined by mutual agreement between the Company and Mr. Gritter, in consideration of the on-going discount.   As a result of this issuance $4,000 was charged to operations as legal expense, based on the average of the fair market value of the Company’s common stock over a seven day period prior to issuance. Additional common stock will be issued from time to time and in amounts determined by mutual agreement between the Company and Mr. Gritter, in consideration of the on-going discount. On December 31, 2009, the Company issued an additional 500,000 shares of stock to Mr. Gritter, resulting in a charge to legal expense of $19,089, as determined by an average of the fair market value of the shares over a seven day period prior to issuance. Accordingly, as of December 31, 2009, the Company has received a discount of $10,382, with 700,000 shares being issued in consideration thereof.

On December 18, 2009, the Company exchanged 654,251 of its common stock at a price of $0.022 per share for a note payable in the amount of $14,158 to an officer of the Company for the purchase of computer equipment.  The stock price was determined by an average of the fair market value of the Company’s common stock over a seven day period prior to the conversion date.

NOTE 9. REVERSE STOCK SPLIT

On June 18, 2009, the directors adopted, and the stockholders approved, proposals to amend the Company’s Certificate of Incorporation to effect a 10-to-1 reverse stock split, and to amend the Company’s Certificate of Incorporation to decrease the Company’s total number of authorized shares from 999,999,000 shares to 400,000,000 shares, all of which shall be common stock, par value $.00001 per share.   The new symbol for the Company is SFAZ.  As a result of the 10-to-1 reverse stock split, all share and per share information has been revised to give retroactive effect to the stock split.

NOTE 10. PURCHASE COMMITMENTS

A non-cancelable purchase commitment which commenced in April 2009 relates to contracted services with our data center. The contract is for a period of 24 months with a commitment for 2010 of approximately $30,000. Charges in connection with the contract during 2009 of $19,000, is reflected in cost of operations.

NOTE 11. EQUITY BASED COMPENSATION

The Company’s Compensatory Stock Plan, which became effective on July 20, 2009, provides for the grant of stock options, restricted stock grants and stock awards. The plan is designed for select employees, officers, directors and key consultants to the Company and is intended to advance the best interests of the Company by providing personnel who have substantial responsibility for the management and growth of the Company with additional incentive by increasing their proprietary interest in the success of the Company, thereby encouraging them to remain in the employ of the Company. The plan is administered by the Board of Directors of the Company, and authorizes the issuance of awards and grants not to exceed a total of 10,000,000 shares. Stock options expire ten years from the date the option is granted and the Board in its discretion may provide that the option shall be exercisable throughout the ten year period or during any lesser period of time commencing on the date of grant. The specific terms of any awards under the plan are determined by the Board of Directors, provided that no options may be granted at less than the fair market value of the stock as of the date of the grant. The plan terminates on the tenth anniversary of the effective date.

On August 25, 2009, the Company issued 1,000,000 shares of restricted common stock to its President, who fills that position as an independent contractor.  The shares were valued at $14,520 as stock-based compensation. The valuation, charged to operations, was based on 110% of the average bid/ask prices of the Company’s common stock during the 10 day period prior to the issuance. The Company also issued to its President, 4,000,000 common stock purchase options, valued at $87,394. The options vest 1,000,000 per year over 4 years at an exercise price of $ 0.015. The valuation of $7,283, which was charged to operations, was calculated per the Black-Scholes pricing model.
On December 21, 2009, the Company issued to an officer, 2,000,000 common stock purchase options valued at $59,293. The options vest 500,000 per year over 4 years at an exercise price of $0.025 per share, which is 110% of the average bid/ask prices of the Company’s common stock during the seven day period prior to issuance. The valuation of $406 which was charged to operations was calculated per the Black-Scholes pricing model.

As of December 31, 2009, option awards that have been issued to key personnel under the plan are as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at beginning of year 2009	0	0
Granted	6,000,000	$0.0181	117 months
Exercised	-	-
Expired	-	-
Outstanding at end of year 2009	6,000,000	$0.0181	117 months	$131,120
Exercisable at end of year 2009	-	-
Weighted-average fair value per award of awards granted during the year	$0.0181

No options have been granted or outstanding prior to January 1, 2009.

The options issued were valued based on the Black Sholes pricing model with the following assumptions for grants: dividend rate of 0%; risk-free interest rates of between 3.18% and 3.10% based on the U.S. Treasury yield curve in effect at the time of the grant; expected lives of 7 years under simplified method and average volatility rates of 185% to 196% based upon the Company’s stock price volatility. None of the options issued above are either exercisable or vested at the year ended December 31, 2009. The charge to operations during 2009 in connection with the stock-based compensation issues was $7,689.

Safe Technologies International, Inc.
Condensed Consolidated Balance Sheets

	September 30, 2010	December 31, 2009
	(Unaudited)	(Note 1)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,967	$6,032
Accounts receivable, net of allowance for doubtful accounts of
$0 at September 30, 2010 and $200 at December 31, 2009	1,036	4,353
Prepaid expenses	12,541	5,692
Total current assets	28,544	16,077

PROPERTY AND EQUIPMENT, NET:
Computer equipment	16,998	14,158
Less: accumulated depreciation	(2,524)	(236)
Total property and equipment, net	14,474	13,922

OTHER ASSETS	1,650	1,650

Total assets	$44,668	$31,649

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$32,518	$37,571
Notes and loans payable - related parties	155,000	92,764
Deferred revenue	-	145
Total current liabilities	187,518	130,480

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
Common stock, $.00001 par value, 400,000,000 shares authorized;
316,204,814 and 276,429,379 shares issued and outstanding at September 30, 2010 and December 31, 2009, respectively	3,163	2,765
Additional paid-in capital	10,018,796	9,689,562
Accumulated deficit	(10,164,809)	(9,791,158)

Total stockholders' deficit	(142,850)	(98,831)

Total liabilities and stockholders' deficit	$44,668	$31,649

See the accompanying notes to condensed consolidated financial statements

Safe Technologies International, Inc.
Condensed Consolidated Statements of Operations
For the three and nine months ended September 30, 2010 and  2009
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

REVENUES	$57,818	$4,327	$96,819	$6,957

COST OF OPERATIONS	41,951	7,455	67,446	13,077

Gross profit (loss)	15,867	(3,128)	29,373	(6,120)

OPERATING EXPENSES:

Selling, general and administrative expenses	182,966	148,852	395,258	205,719

Total operating expenses	182,966	148,852	395,258	205,719

Operating loss	(167,099)	(151,980)	(365,885)	(211,839)

OTHER EXPENSES:

Interest expense - related parties	(2,221)	(39,919)	(7,766)	(157,414)

Total other expense	(2,221)	(39,919)	(7,766)	(157,414)

Loss before provision for income taxes	(169,320)	(191,899)	(373,651)	(369,253)

INCOME TAXES	-	-	-	-

Net loss	$(169,320)	$(191,899)	$(373,651)	$(369,253)

Net loss per common share, basic and diluted	$-	$-	$-	$-

Weighted average number of common shares outstanding, basic and diluted	300,748,292	148,506,840	287,527,494	104,125,752

See the accompanying notes to condensed consolidated financial statements

Safe Technologies International, Inc.
Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2010 and  2009
(Unaudited)

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(373,651)	$(369,253)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	2,288	-
Bad debt provision	-	1,300
Stock compensation expense	27,504	-
Issuance of common stock for services	34,015	14,520
Issuance of stock options for services	-	84,694
Interest converted with issuance of common stock	6,349	-
Changes in operating assets and liabilities:
Decrease in accounts receivable	3,317	692
Increase in prepaid expenses	(6,849)	(711)
(Decrease) increase in accounts payable and accrued expenses	(6,470)	157,614
Increase in accrued interest	1,417	-
(Decrease) increase in deferred revenue	(145)	994

Net cash used in operating activities	(312,225)	(110,150)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,840)	-

Net cash used in investing activities	(2,840)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from stockholder	324,000	109,600

Net cash provided by financing activities	324,000	109,600

Net increase (decrease) in cash and cash equivalents	8,935	(550)

Cash and cash equivalents beginning of period	6,032	3,957

Cash and cash equivalents end of period	$14,967	$3,407

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$-	$-

Income taxes paid	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING ACTIVITIES:

Conversion of related party note payable and accrued interest to common stock	$268,113	$-

See the accompanying notes to condensed consolidated financial statements

Safe Technologies International, Inc.
Notes to Condensed Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company contain all adjustments necessary to present fairly the Company’s financial position as of September 30, 2010 and December 31, 2009, its results of operations for the three and nine months ended September, 30, 2010 and 2009, and cash flows for the nine months ended September 30, 2010 and 2009.  The significant accounting policies followed by the Company are set forth in Note 2 to the Company’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference.  The accompanying unaudited interim financial statements have been prepared in accordance with instructions to Form 10-Q and therefore do not include all information and footnotes normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America.  The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.  Estimates are used when accounting for allowance for bad debts, collectability of accounts receivable, amounts due to service providers, depreciation, and litigation contingencies, among others.

Principles of consolidation
The condensed consolidated financial statements (“financial statements”) include the accounts of Safe Technologies International, Inc. and its wholly-owned subsidiaries, Total Micro Computers, Inc., Connect.ad, Inc., Connect.ad Services, Inc. and Internet Associates International, Inc. and have been prepared in accordance with U.S. generally accepted accounting principles, under the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). All inter-company transactions and balances have been eliminated in consolidation.

Revenue recognition
Revenue is recognized when the related service has been provided, there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collection is reasonably assured.  The Company derives the majority of its revenue from recurring backup, hosting, and monitoring services. The Company recognizes revenue for these services as they are provided, beginning on the date that the customer commences use of our services and continuing over the term of the customer contract. Revenue from other professional services, including setup and direct installation activities are recognized in the period the services are provided. Amounts that have been invoiced are recorded in accounts receivable and either deferred revenues or revenues, depending on whether the revenue recognition criteria have been met. Therefore, deferred revenue consists of amounts that have been prepaid and services have not yet been rendered. Revenue from the sale of bundled infrastructure hardware is recognized at the time installation is complete.

Net loss per common share
Basic net loss per common share is computed using the weighted average number of common shares outstanding during each period presented, excluding unvested restricted stock awards subject to cancellation. Diluted net loss per common share is computed by using the weighted average number of common shares and potential common shares outstanding during the period. For the  nine months ended  September 30, 2010, potential common shares arising from the Company’s outstanding stock options amounting to 6,750,000 shares are not included in the computation of diluted loss per share because their effect was antidilutive.

Cash and cash equivalents
The Company classifies cash on hand and deposits in the bank as cash and considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentrations of risk
The Company’s revenues are primarily derived from IT services and cloud-based online data backup and disaster recovery services, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer buying behavior could adversely impact our operating results. A significant amount of our revenues are currently generated from a small group of customers.  The loss of any of these customers would have a material adverse effect on our financial statements. However, we feel that any dependence on a single or few customers will not adversely affect our business strategy because although we have introduced our current products and services, the marketing of our products and services, through on-line and direct methods have only recently commenced in July 2010. As a result, we continue to build our customer base and are targeting a wide base of potential new customers. As we broaden our customer base, any sales concentration with any one established customer will be diminished in proportion to the number of new customers and resulting sales. The Company’s concentrations of credit risk are principally in accounts receivable. The Company periodically reviews the credit quality of its customers and does not require collateral. The Company relies on equipment and software purchased from third parties to provide its hosting services.  This equipment and software may not continue to be available on commercially reasonable terms to meet our business needs. Any errors or defects in third party equipment and software could result in errors or a failure of our service, which could harm our business. Indemnification from equipment and software providers, if any, would likely be insufficient to cover any damage to our business or our customers resulting from such failures.

Property and equipment
Property and equipment is stated at cost. Depreciation is computed on the straight-line method based on the estimated useful lives of the asset of five years. Expenditures for maintenance and repairs are charged to operations as incurred. Upon retirement or sale, the cost of assets disposed of and related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Share-based compensation
The Company records compensation expense for share-based compensation in accordance with Accounting Standards Codification (“ASC”) Topic 718. For share options to certain officers and others, the Company used the Black-Scholes pricing model to determine the fair value of stock options on the grant dates for stock option awards issued. The Black-Scholes valuation model requires the Company to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the fair value of our common stock, expected term, the expected volatility, and certain present values.  For the three and nine months ended September 30, 2010 stock based compensation expense was $9,16 8 and $ 27,504 respectively. The Company recognized stock based compensation expense of $1,821 during the three and nine months ended September 30, 2009. There were no stock options granted, exercised or forfeited during the nine months ended September 30, 2010.

Income taxes
The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at September 30, 2010. The Company’s U.S. Federal and state income tax returns prior to fiscal year December 31, 2006 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the condensed consolidated balance sheets.

Fair value of financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value due to the immediate or short-term maturity of these financial instruments.  The fair value of notes and loan payables is determined using current applicable rates which approximate market rates of such debt.

Recently issued accounting standards
In October 2009, the Financial Accounting Standards Board (“FASB”) issued guidance on “Multiple Deliverable Revenue Arrangements,” updating ASC 605 “Revenue Recognition.” This standard provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the requirements of this guidance and has not yet determined the impact, if any, of its adoption on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASC 985-605, “Software Revenue Recognition.” This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. The new guidance will include factors to help companies determine what software elements are considered “essential to the functionality.” The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple deliverables. The amendments in this guidance are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company ’s adoption of this guidance did not have an impact on its financial statements and disclosures.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements,” which clarifies certain existing requirements in ASC 820 “Fair Value Measurements and Disclosures,” and requires disclosures related to significant transfers between each level and additional information about Level 3 activity.  FASB ASU 2010-06 begins phasing in the first fiscal period beginning after December 15, 2009.  The Company’s adoption of this guidance did not have an impact on its financial statements and disclosures.

In February 2010, the FASB issued FASB ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements,” which clarifies certain existing evaluation and disclosure requirements in ASC 855 “Subsequent Events” related to subsequent events. FASB ASU 2010-09 requires SEC filers to evaluate subsequent events through the date in which the financial statements are issued and is effective immediately.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive.  ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply 2010-17 retrospectively from the beginning of the year of adoption. The Company’s adoption of this guidance did not have an impact on its financial statements.

In April 2010, the FASB has issued ASU No. 2010-12, Income Taxes (Topic 740): Accounting for Certain Tax Effects of the 2010 Health Care Reform Acts. This ASU updates the FASB Accounting Standards CodificationTM for the SEC Staff Announcement, Accounting for the Health Care and Education Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act. This announcement provides guidance on the accounting effect, if any, that arises from the different signing dates between the Health Care and Education Reconciliation Act of 2010, which is a reconciliation bill that amends the Patient Protection and Affordable Care Act (collectively the "Acts").  This application of this guidance did not have an impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

NOTE 3. GOING CONCERN

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses, has a net capital deficiency and is currently unable to generate sufficient cash flow to meet its obligations and sustain its operations. A major stockholder of the Company has been funding, and continues to fund at his discretion, the Company’s operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management has introduced new commerce into the Company including a full suite of hosting services and solutions aimed at small and mid-sized businesses that they believe will meet their unique IT needs. The Company is also contemplating expanding operations and market presence by entering into business combinations, investments or alliances with third parties. There can be no assurance that the compan y will be successful in overcoming the risks or establishing such new commerce, business combinations or expansion  or that the Company will be able to continue its operations without the continued  funding from its major stockholder.

NOTE 4. NOTES AND LOANS PAYABLE - RELATED PARTIES

At  September 30, 2010 and December 31, 2009, total notes and loans payable consisted of the following:

	September 30,	December 31,
	2010	2009

Notes and loans payable to principal stockholders, unsecured and due upon demand,with interest at 8%

	$155 ,000	$92,764

Between December 31, 2009 and May 14, 2010, the Company’s principal stockholder loaned additional incremental amounts to the Company totaling $169,000. Accordingly, on May 14, 2010 the principal amount of stockholder loans was $261,764 plus accrued interest in the amount of $6,349. Effective May 14, 2010 the principal stockholder of the Company converted $268,113 of debt and accrued interest into 18,775,435 shares of common stock at an average price of approximately $.014 per share, as determined by the fair market value of the shares over a twenty day period prior to the conversion date. Between May 14, 2010 and September 30, 2010, the principal stockholder loaned additional amounts to the Company totaling $ 15 5,000.

NOTE 5. INCOME TAXES

Deferred income taxes are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes.  The Company had cumulative net operating loss carry-forwards for income tax purposes at September 30 , 2010 of approximately $7,900,000, expiring through December 31, 2023. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

NOTE 6. COMMON STOCK ISSUED FOR SERVICES

On May 14, 2010, the principal stockholder of the Company converted $261,764 of loans and $6,349 of accrued interest on these loans into 18,775,435 shares of common stock. See Note 4.

On September 1, 2010, the Company issued 1,000,000 shares of restricted common stock to its Corporate Counsel, Gerald W. Gritter, as part payment for legal fees incurred at a reduced rate. As a result of the issuance, $9,657 was charged to operations as legal expense, based on the average of the fair market value of the Company’s common stock over a seven day period prior to issuance. Additional common stock will be issued from time to time and in amounts determined by mutual agreement between the Company and Mr. Gritter, in consideration of the on-going discount.

On September 7, 2010, the Company issued 10,000,000 shares of our common stock to Grandview Advisors Holding Corp. and 10,000,000 shares of our common stock to Sepod II LLC as partial compensation under Consulting Agreements pursuant to which the consultants provide investor and public relations services.  The shares were valued at $184,714 based on the average of the fair market value on the Company’s common stock over a seven day period prior to issuance. The valuation is being charged to operations as investor relations expense over the six-month term of the agreements. Accordingly, $24,358 was charged to operations during the nine month period ended September 30, 2010.

NOTE 7 . LEASES

The Company rents office space in Boca Raton, Florida under a 12 month lease that commenced on July 1, 2009 at a base rent of $2,800 per month. On June 30, 2010 the lease agreement was automatically renewed for a successive twelve month period. Rent expense for the three and nine months ended September 30, 2010 was $ 9,266 and $ 27,316, respectively. Rent expense for the three and nine months ended September 30, 2009 was $ 5,920 and $ 7,899 , respectively under a month to month lease at its former location.

NOTE 8 . PURCHASE COMMITMENTS

A non-cancelable purchase commitment which commenced in April 2009 relates to contracted services with our data center. The contract is for a period of 24 months with a commitment for 2010 of approximately $30,000. Charges in connection with the contract during the three and nine months ended September 30, 2010 were $7,665 and $ 23,220 , respectively. Such amounts are reflected in cost of operations.

NOTE 9. EQUITY LINE OF CREDIT

On August 17, 2010, Safe Technologies International, Inc.  entered into an Investment Agreement with Kodiak Capital Group, LLC.  Pursuant to the Investment Agreement, Kodiak has committed to purchase up to $5,000,000 of the Company’s common stock over thirty-six months (the “Equity Facility”).  The aggregate number of shares issuable by the Company and purchasable by Kodiak under the Investment Agreement will be determined by the purchase prices for the common stock, as determined under the terms of the Investment Agreement.

Contemporaneously with the execution and delivery of the Investment Agreement, the Company and Kodiak executed and delivered a Registration Rights Agreement pursuant to which the Company has agreed to provide certain registration rights under the 1933 Act, and the rules and regulations promulgated thereunder, and applicable state securities laws.

We will draw on the Equity Facility and sell the stock to Kodiak from time to time pursuant to puts which we will make to Kodiak as we need capital to implement our business plan.

We will not be entitled to put shares to Kodiak unless (a) there is an effective registration statement under the Securities Act to cover the sale of the shares to Kodiak, (b) the Company’s common stock continues to be quoted on the OTC Bulletin Board, or becomes listed on a national securities exchange, and (c) the issuance of the shares would not cause Kodiak’s beneficial ownership to exceed 4.99% of our outstanding shares.

NOTE 10 . EQUITY BASED COMPENSATION

The Company’s Compensatory Stock Plan, which became effective on July 20, 2009, provides for the grant of stock options, restricted stock grants and stock awards. The plan is designed for select employees, officers, directors and key consultants to the Company and is intended to advance the best interests of the Company by providing personnel who have substantial responsibility for the management and growth of the Company with additional incentive by increasing their proprietary interest in the success of the Company, thereby encouraging them to remain in the employ of the Company. The plan is administered by the Board of Directors of the Company, and authorized the issuance of awards and grants not to exceed a total of 10,000,000 shares. In April 2010, the Company’s Board of Directors increased the shares available under the plan to a total of 20,000,000 shares. Company Stock options expire ten years from the date the option is granted and the Board in its discretion may provide that the option shall be exercisable throughout the ten-year period or during any lesser period of time commencing on the date of grant. The specific terms of any awards under the plan are determined by the Board of Directors, provided that no options may be granted at less than the fair market value of the stock as of the date of the grant. The plan terminates on the tenth anniversary of the effective date.

In August 2009, the Company issued to its President, options to purchase 4,000,000 shares of common stock for an exercise price of $ 0.015 valued at $87,394 as calculated using the Black-Scholes pricing model. The options vest 1,000,000 per year over 4 years. For the three and nine months ended September 30, 2010, compensation costs charged to operations for this issuance was $5,463 and $ 16,389 respectively.  Such allocations will continue throughout the vesting period.

In December 2009, the Company issued to its Chief Financial Officer, options to purchase 2,000,000 shares of common stock for an exercise price of $0.025 per share, valued at $59,293, as calculated using the Black-Scholes pricing model. The options vest 500,000 per year over 4 years. For the three and nine months ended September 30, 2010, compensation costs charged to operations for this issuance was $3,705 and $ 11,115 respectively.  Such allocations will continue throughout the vesting period.

There were no stock options granted, exercised or forfeited during the nine months ended September 30, 2010 and 2009. As of September 30, 2010, and December 31, 2009 there was $ 111,494 and $138,998 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plan, respectively.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

Presented below are expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates and actual expenses may vary.

Securities and Exchange Commission registration fee	$81.71
Accounting fees and expenses	4,325.00
Blue Sky fees and expenses	0.00
Legal fees and expenses	25,000.00
Printing expenses	1,500.00
Miscellaneous	1,000.00

TOTAL	$31,906.71

Indemnification of Directors and Officers

In accordance with Delaware law, our articles of incorporation provide that the company may indemnify a person who is a party or threatened to be made a party  to  an action, suit or proceeding by reason of the fact that he or she is an officer, director, employee or agent of the company, against such person's costs and expenses incurred in connection with such action so long as he or she has acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the company, and, in the case of criminal actions, had no reasonable cause to believe his or her conduct was unlawful.  Delaware law requires a corporation to indemnify any such person who is successful on the merits or defense of such action against costs and expenses actually and reasonably incurred in connection with the action.

Our bylaws provide that the company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of the company, absent a finding of negligence or misconduct in office.  Our bylaws also permit the company to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not the company has the power to indemnify such person against liability for any of those acts.

Recent Sales of Unregistered Securities

On July 20, 2009, pursuant to an Agreement for Business Relationship between the Company and George England, we issued to Mr. England an option to purchase up to 750,000 shares of our common stock.  Mr. England is an accredited investor.  The issuance of the option was exempt from registration under Section 4(2) of the Securities Act of 1933.

On August 25, 2009, pursuant to our 2009 Compensatory Stock Plan, we granted to Christopher L. Kolb, our President, 1,000,000 shares of our common stock and an option to purchase up to 4,000,000 shares of our common stock.  Mr. Kolb is our President, is an accredited investor, and a restrictive legend was placed on the share certificates.  Therefore, the issuance is exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

On August 31, 2009 we issued to Franklin Frank and Zaras Investments, Inc., a company controlled by Mr. Frank, a total of 180,811,840 shares of our common stock at a price of $.012 per share in satisfaction of a total amount of $2,169,742 due to Mr. Frank and Zaras Investments.  On May 14, 2010 we issued to Franklin Frank an additional 18,775,435 shares of our common stock at a price of $.01402 per share in satisfaction of a total amount of $268,113.21 due to Mr. Frank.  Mr. Frank is the largest beneficial owner of our stock, is an accredited investor, and a restrictive legend was placed on the share certificates.  Therefore, the issuance was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

On October 13, 2009, we issued 200,000 shares of common stock to our general counsel as part payment for services rendered, valued at $4,000.  On December 31, 2009, we issued an additional 500,000 shares to our general counsel as part payment for additional services rendered, valued at $19,089.  On September 1, 2010, we issued an additional 1,000,000 shares to our general counsel as part payment for additional services rendered, valued at $9,657.  Our general counsel is an accredited investor, and a restrictive legend was placed on the share certificates. The issuances of the shares were exempt from registration under Section 4(2) of the Securities Act of 1933.

On December 18, 2009, we issued 654,251 shares of common stock to Richard P. Sawick, our Chief Financial Officer, in order to convert to stock a promissory note given to him for certain assets we purchased from him.  The shares were valued at $14,158.  Mr. Sawick is an accredited investor, and a restrictive legend was placed on the share certificates. The issuances of the shares were exempt from registration under  Section 4(2) of the Securities Act of 1933.

On December 21, 2009, we granted to Richard P. Sawick, our Chief Financial Officer, an option to purchase up to 2,000,000 shares of our common stock.  The option was granted under our 2009 Compensatory Stock Plan.  Mr. Sawick is an accredited investor. The issuance of the option was exempt from registration under  Section 4(2) of the Securities Act of 1933.

On September 7, 2010, we issued 10,000,000 shares of our common stock to Grandview Advisors Holding Corp. as partial compensation under a Consulting Agreement with the Company pursuant to which Grandview Advisors provides to the Company financial advisory, strategic business planning, and investor and public relations services.  Grandview Advisors is an accredited investor, and a restrictive legend was placed on the share certificates. The issuances of the shares were exempt from registration under Section 4(2) of the Securities Act of 1933.

On September 7, 2010, we issued 10,000,000 shares of our common stock to Sepod II, LLC as partial compensation under a Consulting Agreement with the Company pursuant to which Grandview Advisors provides to the Company financial advisory, strategic business planning, and investor and public relations services.  Sepod is an accredited investor, and a restrictive legend was placed on the share certificates. The issuances of the shares were exempt from registration under  Section 4(2) of the Securities Act of 1933.

Exhibits and Financial Statement Schedules

3.1
Certificate of Incorporation and Amendment to the Company's Certificate of Incorporation (filed as an Exhibit to the Company's Registration Statement on Form S-18 filed February 18, 1988 and incorporated herein by reference).

3.2
Amendment to the Company's Certificate of Incorporation filed with the Delaware Secretary of State on February 6, 1998 (filed as an Exhibit to the Company's definitive proxy statement filed December 31, 1997 and incorporated herein by reference).

3.3
Amendment to the Company's Certificate of Incorporation filed with the Delaware Secretary of State on July 21, 2009 (filed as Exhibit 3.3 to the Company's Form 10-Q filed May 10, 2010 and incorporated herein by reference).

3.4	Bylaws (filed as an Exhibit to Company's registration statement on Form S-18 filed February 18, 1988 and incorporated herein by reference).

5.1	Opinion of Levinson & Lichtman, LLP (previously filed)

10.1	2009 Compensatory Stock Plan (filed as Exhibit 10 to the Company's Form 10-Q filed May 10, 2010 and incorporated herein by reference)

10.2	Investment Agreement between the Company and Kodiak Capital Group, LLC (filed as Exhibit 10.1 to the Company's Form 8-K filed August23, 2010 and incorporated herein by reference)

10.3	Registration Rights Agreement between the Company and Kodiak Capital Group, LLC (filed as Exhibit 10.2 to the Company's Form 8-K filed August23, 2010 and incorporated herein by reference)

10.4	Consulting Agreement between the Company and Grandview Advisors Holding Corp. (filed as Exhibit 10.1 to the Company's Form 8-K filed September 8, 2010 and incorporated herein by reference)

10.5	Consulting Agreement between the Company and Sepod II, LLC (filed as Exhibit 10.2 to the Company's Form 8-K filed September 8, 2010 and incorporated herein by reference)

21	Subsidiaries of the Company (filed as Exhibit 21.1 to the Company’s annual report on Form 10-KSB/A for the year ended December 31, 1999 and incorporated herein by reference).

23.1	Consent of Levinson & Lichtman, LLP (included in exhibit 5.1)

23.2	Consent of Baum & Company, PA (filed herewith)

23.3	Consent of J. H. Cohn LLP (filed herewith)

Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boca Raton, State of Florida, on November 17 , 2010.

SAFE TECHNOLOGIES INTERNATIONAL, INC.

By:	/s/ Christopher L. Kolb
Christopher L. Kolb, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

November 17 , 2010	By:	/s/ Christopher L. Kolb
Name: Christopher L. Kolb
Title: President (chief executive officer ), Director

November 17 , 2010	By:	/s/ Richard P. Sawick
Name: Richard P. Sawick
Title: Chief Financial Officer
(principal accounting officer)

EXHIBIT LIST

23.2	Consent of Baum & Company, PA

23.3	Consent of J. H. Cohn LLP